Exhibit 2.11

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

among

CLEAN ENERGY RENEWABLE FUELS, LLC,

BP PRODUCTS NORTH AMERICA INC.

and, solely with respect to ARTICLE VIII hereof,

CLEAN ENERGY FUELS CORP. and

BP CORPORATION NORTH AMERICA INC.

Dated as of February 27, 2017

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(continued)

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(continued)

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(continued)

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ANNEXES

Annex 1	Defined Terms

EXHIBITS

Exhibit A	Purchase Price Note
Exhibit B	Bill of Sale
Exhibit C	Assignment and Assumption Agreement
Exhibit D	Transition Services Agreement
Exhibit E	Supply Agreement
Exhibit F	Assignment
Exhibit G	Debt Cancellation Agreement
Exhibit H	Operating and Administration Agreement
Exhibit I	Third Party Supply Contract Assignment
Exhibit J	Knowledge Parties

SCHEDULES

Schedule 1.1(a)(i)	Tangible Personal Property
Schedule 1.1(a)(ii)	Purchased Contracts
Schedule 1.1(a)(x)	Purchased Intellectual Property
Schedule 1.1(a)(xi)	Scheduled Governmental Authorizations
Schedule 1.2(c)(ii)	Access to Post-Closing Statement Materials
Schedule 1.3(b)	Annual Earn-Out Payment Calculation
Schedule 1.3(b)(B)	The RIN Contracts
Schedule 1.3(b)(D)	The LCFS Contracts
Schedule 1.3(e)	Access to Earn-Out Materials
Schedule 2	Disclosure Schedule
Schedule 4.9(b)	Employee Plans
Schedule 4.10	Non-Solicit
Schedule 4.14(a)	Purchased Sites
Schedule 4.14(b)	Identified Existing Sites
Schedule 4.14(c)	Identified Existing Customers
Schedule 4.26	Post-Agreement Date Contracts
Schedule 5.1(a)(i) and (ii)	Consents and Waivers

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of February 27, 2017 (the “Agreement Date”), by and among Clean Energy Renewable Fuels, LLC, a Delaware limited liability company (“Seller”), and BP Products North America Inc., a Maryland corporation (“Purchaser”), and, solely with respect to ARTICLE VIII hereto, Clean Energy Fuels Corp., a Delaware corporation (“Seller Parent”), and BP Corporation North America Inc., an Indiana corporation (“Purchaser Guarantor”). Seller, Purchaser, Seller Parent and Purchaser Guarantor are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined in this Agreement are defined in Annex I.

RECITALS

WHEREAS, Seller owns 100% of the membership interests of Mavrix, LLC, a Delaware limited liability company (“Mavrix”);

WHEREAS, Mavrix is the sole owner of (a) all of the outstanding units of Canton Renewables, LLC, a Michigan limited liability company (“Canton Renewables”), and (b) all of the outstanding units of CERF Shelby LLC, a Tennessee limited liability company (“CERF Shelby”);

WHEREAS, Seller is, among other things, engaged in the business of (a) through Canton Renewables, owning and operating a renewable natural gas production facility located at the Sauk Trail Hills landfill in Canton, Michigan, (b) through CERF Shelby, owning and operating a renewable natural gas production facility located at the North Shelby landfill in North Shelby, Tennessee (the Canton facility and the North Shelby facility are collectively the “Facilities”) and (c) purchasing renewable natural gas from third party producers for resale to owners of natural gas vehicle fueling infrastructure and generating and selling environmental commodities, consisting of RINs and LCFS Credits, that are created when renewable natural gas is dispensed for use as a vehicle fuel ((a), (b) and (c), collectively the “Business”);

WHEREAS, Seller holds equity interests in the CER-Aria Joint Ventures, which consists of (a) fifty percent (50%) of the membership interests in Clean Eagle RNG, LLC, a Delaware limited liability company (“Eagle Point”); and (b) fifty percent (50%) of the membership interests in CEFARI RNG OKC, LLC, a Delaware limited company (“Oklahoma”); and

WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, Seller’s equity interests in Mavrix, Eagle Point and Oklahoma, and certain assets and rights of Seller related to the Business, and to assume certain of the liabilities of Seller related to the Business, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

PURCHASE OF PURCHASED ASSETS AND ASSUMPTION OF ASSUMED LIABILITIES

Section 1.1 Purchased Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities.

(a)    Purchased Assets. The term “Purchased Assets” means all of the right, title and interest of Seller in, to and under the following assets, properties and rights, wherever located, free and clear of any Liens other than Permitted Liens:

(i)    all tangible assets which are primarily related to the Business, including the tangible assets listed on Schedule 1.1(a)(i);

(ii)    all Contracts which are primarily related to the Business, including the Contracts listed on Schedule 1.1(a)(ii) (the “Purchased Contracts”);

(iii)    one hundred percent (100%) of the membership interests in Mavrix (the “Mavrix Interests”);

(iv)    fifty percent (50%) of the membership interests in Eagle Point (the “Eagle Point Interests”);

(v)    fifty percent (50%) of the membership interests in Oklahoma (the “Oklahoma Interests”);

(vi)    all cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities, bank accounts or similar cash items (collectively, “Cash”) accumulated by Seller during the period commencing on the Valuation Date up to the Closing Date, subject to Seller Permitted Cash Distributions, the Seller Closing Cash Distribution and use of Cash to fund capital calls with respect to the CER-Aria Joint Ventures (the “Acquired Cash”);

(vii)    all accounts receivable, notes receivable or similar items of Seller generated on or after the Valuation Date (the “Acquired Receivables”);

(viii)    subject to Section 1.8, the originals, or where not available, copies of all books, records, reports, ledgers and files, general financial and accounting records, customer lists, customer purchasing histories, price lists, distribution lists, sales material and records (including pricing history, total sales, sales and pricing policies and practices), strategic plans, internal financial statements or other similar information of Seller and its Subsidiaries, including renewable natural gas producer lists and lead information as of the Closing Date and historic account information related to the Business and the customers of the Business, the corporate records and minute books of Mavrix, Canton Renewables and CERF Shelby, in each case in Seller’s or its Subsidiary’s possession and maintained by or on behalf of Seller or its Subsidiary and, in the case of Seller, exclusively used in or exclusively held for use in the Business and excluding the books and records of Eagle Point and Oklahoma (the “Purchased Books and Records”);

(ix)    the information technology or management systems associated with the operations of the Business consisting of excel spreadsheets (the “IT Assets”);

(x)    the Intellectual Property listed on Schedule 1.1(a)(x) (the “Purchased Intellectual Property”);

(xi)    all Governmental Authorizations which are held by Seller and are primarily related to the conduct of the Business or for the ownership and use of the Purchased Assets, including the Governmental Authorizations listed on Schedule 1.1(a)(xi);

(xii)    all insurance proceeds arising directly from or primarily relating to the Business on or after the Valuation Date, or arising from or relating to the Purchased Assets or the Assumed Liabilities on or after the Valuation Date; and

(xiii)    all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets.

(b)    Excluded Assets. Notwithstanding Section 1.1(a), Seller will retain and will not sell, convey, transfer or assign, and Purchaser will not purchase by virtue of this Agreement or the Transactions, any rights, properties or assets that are not expressly included as Purchased Assets in Section 1.1(a) (the “Excluded Assets”), including, without limitation, the following:

(i)    all securities or other equity interests of any Person owned or held by Seller or any of Seller’s Affiliates other than as expressly provided in Section 1.1(a) above;

(ii)    all Contracts that are not Purchased Contracts (the “Excluded Contracts”);

(iii)    all refunds or credits, if any, of Taxes due to Seller or Seller’s Affiliates (or to any holder of any equity interest in Seller) by reason of the ownership of the Purchased Assets or the operation of the Business to the extent attributable to any taxable period or portion thereof ending on or prior to the Closing Date, except to the extent such refund or credits relate to Taxes for which Purchaser actually bore the economic cost pursuant to Section 4.7;

(iv)    all rights, claims and credits (including all indemnities, warranties and similar rights), defenses or causes of action in favor of Seller, Seller’s Affiliates or any of their respective Representatives to the extent relating to (A) any insurance policies (except as set forth in Section 1.1(a)(xii)), (B) any other Excluded Asset, (C) any Excluded Liability, (D) the assets, properties, business or operations of Seller or any Affiliate of Seller (excluding Canton Renewables and CERF Shelby) related to, arising from or incurred in connection with conditions or events occurring prior to the Valuation Date, (E) any matter for which Seller indemnifies Purchaser hereunder or (F) this Agreement or any other Transaction Agreement;

(v)    all information technology or management systems of Seller or any Affiliate of Seller not specified in Section 1.1(a) above, whether or not used (exclusively or otherwise) in the Business or in connection with the Purchased Assets;

(vi)    all insurance policies, binders and claims and rights thereunder, and (except as set forth in Section 1.1(a)(xii)) all proceeds therefrom, whether or not used (exclusively or otherwise) in the Business or in connection with the Purchased Assets;

(vii)    all assets of Mavrix not primarily related to the operations of Canton Renewables or CERF Shelby; and

(viii)    all employee benefit plans and assets underlying employee benefit plans of Seller or Seller’s Affiliates.

(c)    Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser will assume and thereafter pay, perform and discharge, in accordance with the respective terms and subject to the respective conditions thereof, all Liabilities arising out of, relating to or otherwise in respect of the Business and the Purchased Assets on or after the

Valuation Date, including, for the avoidance of doubt, all Liabilities and obligations required to be paid or performed pursuant to the Purchased Contracts on or after the Valuation Date (unless such Liabilities result from the actual fraud, gross negligence or criminal misconduct of Seller or its Affiliates) (the “Assumed Liabilities”).

(d)    Excluded Liabilities. Notwithstanding the provisions of Section 1.1(c), Seller will retain, and Purchaser will not assume, by virtue of this Agreement or the Transactions, and will have no liability for, or obligation to pay, perform or discharge, any Liabilities of Seller or Seller’s Affiliates that are not Assumed Liabilities (the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include:

(i)    any Liability for Taxes of Seller (or any Affiliate of Seller) or relating to the Business, the Purchased Assets or the Assumed Liabilities for which Seller is responsible pursuant to Section 4.7;

(ii)    any Liabilities relating to or arising out of the Excluded Assets;

(iii)    any Liabilities of Seller arising under or in connection with any benefit plan providing benefits to any present or former employee of Seller or its Affiliates;

(iv)    in relation to the Business Employees, all (A) Liabilities for accrued wages, salary, bonus, vacation time and any other form of compensation of Transferred Employees payable with respect to all periods prior to the Closing (including associated withholding and payroll tax obligations); (B) Liabilities arising under the Employee Plans (including Liabilities for retention bonuses, change of control and similar payments or severance obligations that are, in each case, provided under any Employee Plan and any claims or litigation related to any Employee Plan); and (C) Liabilities and expenses arising in respect of claims or litigation of Business Employees in connection with the operation of the Purchased Assets or the Business, that relate to events prior to the Closing;

(v)    all environmental Liabilities associated with Hazardous Materials generated at the Facilities or the Purchased Assets and disposed of off-site at third party commercial disposal facilities prior to the Closing Date;

(vi)    all health and safety claims associated with current and former employees of the Business and claims related to occupational exposures or injuries prior to the Closing Date;

(vii)    any Liabilities under (A) the Excluded Contracts whenever arising, or (B) any other Contracts to the extent such Liabilities under such other Contracts arise out of or relate to a breach by Seller of such other Contracts prior to the Valuation Date;

(viii)    all Liabilities arising from the generation or trading of RINS and LCFS Credits prior to the Valuation Date;

(ix)    all Liabilities arising from the generation or trading of RINS and LCFS Credits on or after the Valuation Date and prior to the Closing Date, to the extent resulting from the actual fraud, gross negligence or criminal misconduct of Seller or its Affiliates; and

(x)    any Liabilities of Mavrix not primarily related to the businesses or operations of Canton Renewables and CERF Shelby.

Section 1.2    Purchase Price; Canton Debt Reimbursement.

(a)    In consideration for the contribution, sale, conveyance, assignment, transfer and delivery to Purchaser of the Purchased Assets, Purchaser shall pay Seller one hundred fifty-five million dollars ($155,000,000) (the “Purchase Price”). At least two (2) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a closing statement setting forth (A) Seller’s reasonable estimate of the Adjusted Acquired Cash Amount (the “Estimated Adjusted Acquired Cash Amount”), and (B) a calculation of the Note Purchase Price, and shall include therein wire transfer instructions for Seller’s account. At Closing, Purchaser shall pay the Purchase Price as follows:

(i)    thirty million dollars ($30,000,000), by wire transfer of immediately available funds to an account designated in writing by Seller (the “Closing Date Payment”); and

(ii)    one hundred twenty-five million dollars ($125,000,000), minus (A) the Estimated Adjusted Acquired Cash Amount that is held in bank accounts controlled by Seller or its Affiliates as of the Closing (less any portion of the Estimated Adjusted Acquired Cash Amount that is held in bank accounts of Mavrix, Canton Renewables and CERF Shelby as of the Closing), plus (B) if Seller is entitled to reimbursement for the Canton Debt Payoff Amount pursuant to Section 1.2(b), the Canton Debt Payoff Amount (the “Note Purchase Price”), by delivery of an unsecured zero interest promissory note in substantially the form attached hereto as Exhibit A, in the original principal amount of the Note Purchase Price and providing for a maturity date of April 3, 2017 (the “Purchase Price Note”).

After the Closing, the Purchase Price shall be subject to adjustment in accordance with Section 1.2(c).

(b)    If Seller or Canton Renewables repays the amounts outstanding under the Canton Loan Agreement in accordance with Section 4.27, Seller shall be entitled to reimbursement of the Canton Debt Payoff Amount from Purchaser.

(c)    The Parties hereby covenant and agree as provided in this Section 1.2(c) with respect to the adjustment of the Purchase Price following the Closing:

(i)    As promptly as practicable after the Closing (but in no event later than forty-five (45) days after the Closing Date), Seller shall prepare and deliver to Purchaser a calculation of the Acquired Cash and the Adjusted Acquired Cash Amount (the “Post-Closing Statement”). If the Adjusted Acquired Cash Amount, as calculated by Seller, exceeds the Estimated Adjusted Acquired Cash Amount, Seller shall contemporaneously pay the amount of such excess to Purchaser by wire transfer of immediately available funds to an account designated in writing by Purchaser, and if the Adjusted Acquired Cash Amount, as calculated by Seller, is less than the Estimated Adjusted Acquired Cash Amount, Purchaser shall promptly (but in any event within forty-five (45) days of the delivery of the Post-Closing Statement) pay the amount of such shortfall to Seller by wire transfer of immediately available funds to an account designated in writing by Seller, unless any such amount is disputed by Purchaser in accordance with an Objection Notice as set forth in Section 1.2(c)(iii) below.

(ii)    Following the delivery of the Post-Closing Statement to Purchaser, Seller shall provide Purchaser and its designees reasonable access upon reasonable advance written notice during normal business hours to all materials of Seller pertinent to the preparation of the Post-Closing Statement and calculations of the Acquired Cash and the Adjusted Acquired Cash Amount as set forth on Schedule 1.2(c)(ii).

(iii)    The Post-Closing Statement and the Acquired Cash and the Adjusted Acquired Cash Amount submitted by Seller to Purchaser shall become final and binding upon the Parties forty-five (45) days following Purchaser’s receipt thereof (the “Review Period”), unless Purchaser, within the Review Period, has delivered to Seller written notice (the “Objection Notice”) of its objections with reasonable detail and specificity to the Post-Closing Statement, the Acquired Cash and the Adjusted Acquired Cash Amount, in which case the Post-Closing Statement, the Acquired Cash and the Adjusted Acquired Cash Amount shall not be binding upon the Parties and such dispute shall be resolved pursuant to Section 1.2(c)(iv).

(iv)    After the receipt of the Objection Notice by Seller, the designees of Purchaser and Seller shall meet by telephone, or at a mutually agreeable location, to discuss and attempt to reconcile their differences with respect to the disputed items set forth in the Objection Notice (the “Disputed Items”). If the Parties are unable to mutually resolve each of the Disputed Items within twenty (20) days after receipt of the Objection Notice by Seller, then Purchaser and Seller shall jointly engage the Accounting Firm to resolve such Disputed Items and promptly submit such dispute for resolution to the Accounting Firm. The Parties shall jointly instruct the Accounting Firm to make a determination within thirty (30) days after its engagement or as soon as practicable thereafter. The Accounting Firm’s determination shall be limited to resolving the disagreement set forth in the Objection Notice. The determination of the Accounting Firm and any required adjustments resulting therefrom shall be final, conclusive and binding on all the Parties hereto. The fees and expenses of the Accounting Firm shall be allocated between and paid by Purchaser and/or Seller, respectively, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Accounting Firm.

(v)    On the fifth (5th) Business Day after the final determination of the Adjusted Acquired Cash Amount in accordance with this Section 1.2(c):

(1)    if the final Adjusted Acquired Cash Amount is less than the Estimated Adjusted Acquired Cash Amount, then Purchaser shall pay to Seller, by wire transfer of immediately available funds to the account specified in writing by Seller, an amount equal to such difference (A) plus any amount previously paid by Seller to Purchaser pursuant to Section 1.2(c)(i), (B) minus any amount previously paid by Purchaser to Seller pursuant to Section 1.2(c)(i); and

(2)    if the final Adjusted Acquired Cash Amount is greater than the Estimated Adjusted Acquired Cash Amount, then Seller shall pay to Purchaser, by wire transfer of immediately available funds to the account specified in writing by Purchaser, an amount equal to such difference (A) plus any amount previously paid by Purchaser to Seller pursuant to Section 1.2(c)(i), (B) minus any amount previously paid by Seller to Purchaser pursuant to Section 1.2(c)(i).

Section 1.3    Earn Out.

(a)    In addition to the Purchase Price, Seller shall have the opportunity to earn, and Purchaser shall pay, subject to the terms and conditions of this Section 1.3, additional cash proceeds, which will be an upward adjustment to the Purchase Price, in an aggregate amount not to exceed twenty-five million dollars ($25,000,000), calculated and determined in the manner set forth in this Section 1.3.

(b)    Purchaser shall pay Seller an annual earn-out payment (the “Annual Earn-Out Payment”) (if any) for each of the first five (5) calendar years from January 1, 2017 (each an “Earn Out Year”), with the calendar year ending December 31, 2017, referred to as “Year One,” the calendar year ending December 31, 2018, referred to as “Year Two,” the calendar year ending December 31, 2019, referred to as “Year Three,” the calendar year ending December 31, 2020, referred to as “Year Four” and the calendar year ending December 31, 2021, referred to as “Year Five,” to be calculated as set forth on Schedule 1.3(b).

(c)    Within sixty (60) days after the end of an applicable Earn-Out Year, Purchaser shall (i) prepare or cause to be prepared a statement setting forth: (A) following Year One, the calculation of the Annual Earn-Out Payment applicable to Year One; (B) following Year Two, the calculation of the Annual Earn-Out Payment applicable to Year Two; (C) following Year Three, the calculation of the Annual Earn-Out Payment applicable to Year Three; (D) following Year Four, the calculation of the Annual Earn-Out Payment applicable to Year Four and (E) following Year Five, the calculation of the Annual Earn-Out Payment applicable to Year Five (with respect to each Earn-Out Year, an “Earn-Out Calculation”) and (ii) deliver the applicable Earn-Out Calculation to Seller, together with (A) reasonable supporting documents and (B) payment to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller, of the Annual Earn-Out Payment, if any, calculated by Purchaser to be payable based on such Earn-Out Calculation. Seller shall have a period of thirty (30) days after receipt of the applicable Earn-Out Calculation with respect to the applicable Earn-Out Year to notify Purchaser in writing of Seller’s election to accept or reject such Earn-Out Calculation as prepared by Purchaser. In the event Seller rejects in writing such Earn-Out Calculation as prepared by Purchaser, such rejection notice (the “Rejection Notice”) shall contain the reasons for such rejection in reasonable detail and set forth the amount of the requested adjustment. In the event no Rejection Notice is received by Purchaser during such thirty (30)-day period, the Annual Earn-Out Payment for such Earn-Out Year (as set forth in Purchaser’s Earn-Out Calculation) shall be deemed to have been accepted and shall be final, conclusive and binding on the Parties hereto. In the event that Seller shall timely reject an Earn-Out Calculation, Purchaser and Seller shall promptly (and in any event within thirty (30) days following the date upon which Purchaser received the applicable Rejection Notice from Seller rejecting such Earn-Out Calculation) attempt in good faith to make a joint determination of the Annual Earn-Out Payment for the applicable Earn-Out Year, and such determination and any required adjustments resulting therefrom shall be final, conclusive and binding on the Parties hereto. In the event Seller and Purchaser are unable to agree upon the Annual Earn-Out Payment for the applicable Earn-Out Year within such thirty (30)-day period, then Purchaser and Seller shall jointly engage the Accounting Firm to resolve such dispute and promptly submit such dispute for resolution to the Accounting Firm. The Parties shall jointly instruct the Accounting Firm to make a determination within thirty (30) days after its engagement or as soon as practicable thereafter. The Accounting Firm’s determination shall be limited to resolving the disagreement set forth in the Rejection Notice. The determination of the Accounting Firm and any required adjustments resulting therefrom shall be final, conclusive and binding on all the Parties hereto. The fees and expenses of the Accounting Firm shall be allocated between and paid by Purchaser and/or Seller, respectively, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Accounting Firm.

(d)    If the Annual Earn-Out Payment due on account of any Earn-Out Year, as finally determined pursuant to Section 1.3(c), is greater than the amount (if any) initially paid by Purchaser on account of such Earn-Out Year, then the additional Annual Earn-Out Payment due shall be payable within five (5) days of such final determination pursuant to Section 1.3(c), and Purchaser shall deliver to Seller such additional amount by wire transfer of immediately available funds to the account designated in writing by Seller to Purchaser.

(e)    For the purposes of complying with the terms set forth in this Section 1.3, Purchaser shall cooperate with and make available to Seller all pertinent books, records and data, and shall permit reasonable access to its facilities and personnel upon reasonable advance written notice and during normal business hours, as may be reasonably required in connection with the preparation and analysis of the Earn-Out Calculation for any Earn-Out Year and the resolution of any disputes thereunder as set forth on Schedule 1.3(e). In addition, Purchaser shall also provide such access upon request by Seller and cooperate with Seller in connection with making interim calculations of amounts due pursuant to this Section 1.3. If Purchaser breaches its obligations under this Section 1.3(e), the dispute period set forth in Section 1.3 shall be automatically extended until such breach is cured by Purchaser.

(f)    From and after the Closing Date and through and including the expiration of Year Five, unless otherwise agreed to in writing by Seller, Purchaser shall, and shall cause any Affiliate of Purchaser to: (i) not sell, transfer or otherwise dispose of any asset that is necessary or required in connection with the production or sale of renewable natural gas or related RINS or LCFS Credits; (ii) use commercially reasonable efforts to maximize the sale of renewable natural gas and the related RINS or LCFS Credits pursuant to applicable supply agreements and to seek an extension of any RIN Contract or LCFS Contracts; (iii) cause the books and records of the Business set forth on Schedule 1.3(e) to be maintained in a manner that will provide the information necessary for the calculation of the Annual Earn-Out Payment; (iv) not accelerate, delay, hinder or prevent the production or sale of renewable natural gas or the related RINS or LCFS Credits in any manner that is not consistent with Seller’s operation of the Business prior to the Closing Date; and (v) not take any action with respect to the Business that has as its purpose or will likely result in artificial reduction of the revenues of the Business or the resulting RINS or LCFS Credits.

(g)    In the event that Purchaser or any Purchaser Indemnified Person has a Liquidated Claim against Seller under this Agreement, including a Liquidated Claim for Losses under ARTICLE VII, Purchaser may withhold and offset the amount of such Liquidated Claim against any Annual Earn-Out Payment(s) owed to Seller under this Section 1.3 until either (i) the Liquidated Claim is satisfied in full or (ii) the Annual Earn-Out Payment(s) owed to Seller are completely exhausted; provided that nothing in this Section 1.3(g) shall limit Purchaser’s or the Purchaser Indemnified Persons’ ability to recover the full amount of any such Liquidated Claim.

Section 1.4    Closing. Unless mutually agreed otherwise by the Parties, the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities will take place at the offices of Seller no later than the date that is two (2) Business Days following the satisfaction or waiver (to the extent a waiver is legally permissible) in writing of each of the conditions set forth in ARTICLE V (except for such conditions that by their nature will be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions).

Section 1.5    Closing Deliveries by Seller. At the Closing, Seller will deliver, or cause to be delivered, to Purchaser:

(a)    an Assignment and Bill of Sale in substantially the form attached hereto as Exhibit B (the “Bill of Sale”), duly executed by Seller;

(b)    an Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”), duly executed by Seller;

(c)    a Transition Services Agreement in substantially the form attached hereto as Exhibit D (the “Transition Services Agreement”), duly executed by Seller;

(d)    an Amended and Restated Biogas Supply Agreement in substantially the form attached hereto as Exhibit E (the “Supply Agreement”), duly executed by Seller;

(e)    an assignment of the Mavrix Interests to Purchaser in substantially the form attached hereto as Exhibit F, duly executed by Seller;

(f)    an assignment of the Eagle Point Interests to Purchaser in substantially the form attached hereto as Exhibit F, duly executed by Seller;

(g)    an assignment of the Oklahoma Interests to Purchaser in substantially the form attached hereto as Exhibit F, duly executed by Seller;

(h)    a Debt Cancellation Agreement in substantially the form attached hereto as Exhibit G (the “Debt Cancellation Agreement”), duly executed by Seller whereby all intercompany indebtedness of Seller, Mavrix, Canton Renewables and CERF Shelby to Seller’s parent entities is extinguished;

(i)    an Operating and Administration Agreement in substantially the form attached hereto as Exhibit H (the “O&A Agreement”), duly executed by Seller;

(j)    to the extent obtained by Seller prior to Closing pursuant to the first sentence of Section 1.7(b), Third Party Supply Contract Assignments in substantially the form attached hereto as Exhibit I (the “Third Party Supply Contract Assignments”), duly executed by Seller and each applicable counterparty;

(k)    a certificate of an authorized officer of Seller, dated as of the Closing Date, certifying on Seller’s behalf the fulfillment of the conditions set forth in Section 5.2(a) and Section 5.2(b);

(l)    the Purchased Books and Records;

(m)    written resignations, effective as of the Closing Date, of the officers and managers of Mavrix, Canton Renewables and CERF Shelby, and of Seller’s designees to the boards of directors of Eagle Point and Oklahoma;

(n)    a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of managers of Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(o)    a good standing certificate (or its equivalent) for Seller, Mavrix, Canton Renewables, CERF Shelby, Eagle Point and Oklahoma, from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which each such entity is organized;

(p)    written evidence, in form satisfactory to Purchaser in its sole discretion, of the release in full of all Liens by Massachusetts Mutual Life Insurance Company related to the assets and properties of Mavrix;

(q)    copies of all third party consents and waivers set forth on Schedule 5.1(a)(i) and (ii);

(r)    a Waiver and Consent Regarding Membership Interest Transfer in form and substance reasonably acceptable to Purchaser, duly executed by Eagle Point, the directors of Eagle Point, Aria and Seller (the “Eagle Point Waiver”);

(s)    a Waiver and Consent Regarding Membership Interest Transfer in form and substance reasonably acceptable to Purchaser, duly executed by Oklahoma, the directors of Oklahoma, Aria and Seller (the “Oklahoma Waiver”);

(t)    a certificate described in Treasury Regulation Section 1.1445-2(b) certifying that Seller is not a “foreign person” for purposes of Section 1445 of the Code; and

(u)    a Form W-9 (Request for Taxpayer Identification Number and Certification), duly executed by Seller.

Additionally, at Closing, Seller shall pay the amount of $2,156,073 (the “Seller Closing Cash Distribution”) by wire transfer to Seller Parent.

Section 1.6    Closing Deliveries by Purchaser. At the Closing, Purchaser will deliver to Seller:

(a)    the Closing Date Payment, as provided in Section 1.2(a)(i);

(b)    the Purchase Price Note, duly executed by Purchaser;

(c)    the Bill of Sale, duly executed by Purchaser;

(d)    the Assignment and Assumption Agreement, duly executed by Purchaser;

(e)    the Supply Agreement, duly executed by Purchaser;

(f)    the Transition Services Agreement, duly executed by Purchaser;

(g)    the O&A Agreement, duly executed by Purchaser;

(h)    the Third Party Supply Contract Assignments, duly executed by Purchaser and BPEC;

(i)    an assignment of the Mavrix Interests to Purchaser in substantially the form attached hereto as Exhibit F, duly executed by Purchaser;

(j)    an assignment of the Eagle Point Interests to Purchaser in substantially the form attached hereto as Exhibit F, duly executed by Purchaser;

(k)    an assignment of the Oklahoma Interests to Purchaser in substantially the form attached hereto as Exhibit F, duly executed by Purchaser;

(l)    the Eagle Point Waiver, duly executed by Purchaser;

(m)    the Oklahoma Waiver, duly executed by Purchaser; and

(n)    a certificate of an authorized officer of Purchaser, dated as of the Closing Date, certifying on Purchaser’s behalf the fulfillment of the conditions set forth in Section 5.3(a) and Section 5.3(b).

Section 1.7    Non-Assignable Assets.

(a)    Nothing in this Agreement nor the consummation of the Transactions will be construed as an attempt or agreement to sell, transfer, assign, convey or deliver any Purchased Asset or for Purchaser to assume any Assumed Liability that by its terms or by Law is not transferable or assignable, as applicable, without the consent or waiver of a third party or is terminable or cancelable by a third party in the event of such a transfer or assignment without the consent or waiver of such third party (collectively, the “Non-Assignable Assets”), in each case unless and until such consent or waiver has been obtained.

(b)    Seller will, and will cause its applicable Affiliates to, use its and their commercially reasonable efforts to obtain, or to cause to be obtained, any consent or waiver that is required for Seller and its Affiliates to sell, transfer, assign, convey and deliver the Purchased Assets to Purchaser pursuant to this Agreement, as set forth on Section 2.5 of the Disclosure Schedule. Notwithstanding anything to the contrary herein, if the third party to any Purchased Asset conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee or other consideration, or the provision of additional security (including a guaranty), Seller will not be required to make any such payments or to provide any such additional security. To the extent permitted by applicable Law, and except for any Contract that is listed on Schedule 5.1(a)(i) or Schedule 5.1(a)(ii), in the event any such consent or waiver cannot be obtained prior to Closing, (i) the Non-Assignable Assets subject thereto and affected thereby will be held, as of and from the Closing, by Seller or its Affiliates in trust for the benefit of Purchaser, and all benefits and obligations existing thereunder will be for Purchaser’s account; (ii) Seller will pay, perform and otherwise discharge (in accordance with the respective terms and subject to the respective conditions thereof) all of the covenants and obligations under such Non-Assignable Assets and Purchaser will reimburse Seller for any payments made by Seller under such Non-Assignable Assets; (iii) Seller and its Subsidiaries will take or cause to be taken, subject to the second sentence of this Section 1.7(b), such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of such Non-Assignable Assets and to, using commercially reasonable efforts, effect the collection of money or other consideration that becomes due and payable under such Non-Assignable Assets and to pay over to Purchaser all money or other consideration received by it in respect of such Non-Assignable Assets and (iv) Purchaser and Seller will, and Seller will cause its Affiliates to, collectively cooperate to provide any other alternative arrangements as may be reasonably required to implement the purposes of this Agreement and the Transaction Agreements. If and when such consent or waiver is obtained, Seller will, and will cause its Affiliates to, sell, transfer, assign, convey and deliver such Non-Assignable Asset to Purchaser or its applicable Subsidiaries for no additional consideration.

Section 1.8    Retention of Records. Subject to Section 4.20, notwithstanding anything to the contrary contained in this Agreement, Seller and its Affiliates may retain, at its expense, copies of all Purchased Contracts, Purchased Books and Records and other documents or materials conveyed hereunder.

Section 1.9    Bulk Sales Law. Purchaser hereby waives compliance by Seller with the requirements and provisions of any “bulk sales,” “bulk transfer” or any similar Laws of any jurisdiction, including Article 6 of the California Uniform Commercial Code, that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.

Section 1.10    Tax Withholding. Purchaser shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any of the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. To the extent that amounts are so deducted and withheld by Purchaser and timely delivered by Purchaser to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Party as consideration pursuant to this Agreement. Purchaser and Seller shall cooperate in good faith to obtain any certificate or other document from any Taxing Authority or other Person as may be necessary to mitigate, reduce or eliminate any such withholding.

Section 1.11    Tax Treatment. For U.S. federal income tax purposes (and for comparable state and local Tax purposes), Purchaser and Seller agree to treat (i) the sale of the membership interests in Mavrix as the purchase by Purchaser of each of Mavrix’s assets, which are treated as held directly by Seller for U.S. federal income tax purposes, and (ii) the sale of the membership interests in Eagle Point and Oklahoma as a sale of interests in an entity taxable as a partnership. Notwithstanding the foregoing, nothing set forth herein will require Seller and Purchaser to agree upon a more detailed Purchase Price allocation among the Purchased Assets sold, transferred, conveyed and assigned by Seller. For the avoidance of doubt, nothing herein shall require Purchaser and Seller to jointly prepare or agree upon an allocation of the Purchase Price among the Purchased Assets under Section 1060 of the Code (or any similar or comparable provision of state, local or foreign Tax Law).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

OF SELLER

Except as set forth in the disclosure schedule delivered by Seller to Purchaser concurrently herewith (the “Disclosure Schedule”) (which disclosures will delineate the section to which they apply but will also qualify such other sections in this ARTICLE II to the extent that it is reasonably apparent (without a specific cross-reference) that such disclosure is applicable to such other sections), Seller hereby represents and warrants to Purchaser as of the Agreement Date that:

Section 2.1    Organization, Good Standing and Qualification of Seller and Acquired Entities.

(a)    Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, hold and operate (as applicable) the Purchased Assets. Seller is duly qualified to do business and is in good standing (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of the Purchased Assets requires such qualification, except where the failure to be so qualified or in good standing individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

(b)    Mavrix is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, hold and operate (as applicable) the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 2.1(b) of the Disclosure Schedule sets forth each jurisdiction in which Mavrix is licensed or qualified to do business, and Mavrix is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

(c)    Canton Renewables is duly organized, validly existing and in good standing under the laws of the State of Michigan and has all requisite limited liability company power and authority to own, hold and operate (as applicable) the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 2.1(c) of the Disclosure Schedule sets forth each jurisdiction in which Canton Renewables is licensed or qualified to do business, and Canton Renewables is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

(d)    CERF Shelby is duly organized, validly existing and in good standing under the laws of the State of Tennessee and has all requisite limited liability company power and authority to own,

hold and operate (as applicable) the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 2.1(d) of the Disclosure Schedule sets forth each jurisdiction in which CERF Shelby is licensed or qualified to do business, and CERF Shelby is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

(e)    To Seller’s Knowledge, Eagle Point is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, hold and operate (as applicable) the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 2.1(e) of the Disclosure Schedule sets forth each jurisdiction in which Eagle Point is licensed or qualified to do business, and to Seller’s Knowledge, Eagle Point is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

(f)    To Seller’s Knowledge, Oklahoma is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, hold and operate (as applicable) the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 2.1(f) of the Disclosure Schedule sets forth each jurisdiction in which Oklahoma is licensed or qualified to do business, and to Seller’s Knowledge, Oklahoma is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

(g)    Section 2.1(g) of the Disclosure Schedule sets forth a true and correct list of the managers and officers of Mavrix, Canton Renewables and CERF Shelby and, with respect to Eagle Point and Oklahoma, Seller’s designees to the board of directors of each such entity.

Section 2.2    Authorization; Enforceability. Seller has the necessary limited liability company power and authority to enter into and deliver this Agreement and the other Transaction Agreements to which Seller is a party. The execution and delivery by Seller of this Agreement and the other Transaction Agreements to which Seller is a party, and the performance by Seller of its obligations hereunder and thereunder, have been duly authorized by all requisite limited liability company action on the part of Seller. This Agreement has been, and, when executed, each other Transaction Agreement to which Seller is a party will be, duly executed and delivered by Seller. This Agreement constitutes (assuming due authorization, execution and delivery by Purchaser), and each other Transaction Agreement to which Seller will be a party will constitute (assuming due authorization, execution and delivery by the other parties to such Transaction Agreements) the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

Section 2.3    Capitalization; Subsidiaries.

(a)    Seller is the record owner of and has good and valid title to the Mavrix Interests, the Eagle Point Interests and the Oklahoma Interests, in each case free and clear of all Liens other than restrictions on transfer under federal and state securities Laws and the applicable Organizational Documents. The Mavrix Interests constitute one hundred percent (100%) of the total issued and outstanding membership interests in Mavrix. The Eagle Point Interests constitute fifty percent (50%) of the total issued and outstanding membership interests in Eagle Point and the Oklahoma Interests constitute fifty percent (50%) of the total issued and outstanding membership interests in Oklahoma.

(b)    Mavrix is the record owner and has good and valid title to (i) all of the outstanding units of Canton Renewables (the “Canton Interests”), and (ii) all of the outstanding units of CERF Shelby (the “CERF Shelby Interests”).

(c)    The Mavrix Interests, the Canton Interests and the CERF Shelby Interests and, to Seller’s Knowledge, the Eagle Point Interests and the Oklahoma Interests (i) have been duly authorized and are validly issued, fully-paid and non-assessable, (ii) were issued in compliance with applicable Laws, (iii) were not issued in violation of the applicable entity’s Organizational Documents or any other agreement, arrangement, or commitment and (iv) are not subject to or in violation of any preemptive or similar rights of any Person.

(d)    Other than the Organizational Documents of Mavrix, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any membership interests in Mavrix or obligating Seller or Mavrix to issue or sell any membership interests (including the Mavrix Interests), or any other interest, in Mavrix. Other than the Organizational Documents of Mavrix, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Mavrix Interests.

(e)    Other than the Organizational Documents of Canton Renewables and CERF Shelby, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character (i) relating to any membership interests in Canton Renewables or obligating Mavrix or Canton Renewables to issue or sell any membership interests (including the Canton Interests), or any other interest, in Canton Renewables, or (ii) relating to any membership interests in CERF Shelby or obligating Mavrix or CERF Shelby to issue or sell any membership interests (including the CERF Shelby Interests), or any other interest, in CERF Shelby.

(f)    To Seller’s Knowledge, other than the Organizational Documents of the applicable entity, there are no outstanding or authorized (i) options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Eagle Point Interests or obligating Seller to sell the Eagle Point Interests, or (ii) options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Oklahoma Interests or obligating Seller to sell the Oklahoma Interests.

(g)    Other than the Organizational Documents of Canton Renewables, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Canton Interests. Other than the Organizational Documents of CERF Shelby, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the CERF Shelby Interests. To Seller’s Knowledge, (i) other than the Organizational Documents of Eagle Point, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Eagle Point Interests, and (ii) other than the Organizational Documents of Oklahoma, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Oklahoma Interests.

(h)    Upon consummation of the transactions contemplated by this Agreement, Purchaser shall own all of the Mavrix Interests, free and clear of all Liens other than restrictions on transfer under federal and state securities Laws and the Organizational Documents of Mavrix and Liens arising out of any actions of Purchaser or Purchaser’s Affiliates.

(i)    Except for Canton Renewables and CERF Shelby, Mavrix does not own, or have any interest in any shares or have an ownership interest in any other Person. Neither Canton Renewables nor CERF Shelby owns, or has any interest in any shares or have an ownership interest in any other Person.

(j)    The equity interests of Mavrix, Canton Renewables, CERF Shelby, Eagle Point and Oklahoma are not represented by certificates.

Section 2.4    Non-Contravention. Except as set forth on Section 2.4 of the Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement and the other Transaction Agreements to which Seller is or will be a party, and the consummation of the Transactions, do not and will not: (a) violate or result in the breach of the Organizational Documents of Seller or any of its Subsidiaries; (b) violate or result in the breach of any Law, Order or Governmental Authorization applicable to Seller, any of its Subsidiaries or the Purchased Assets; (c) violate, result in the breach of, constitute a default under, result in the termination of, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to or result in being declared void, voidable or without further binding effect, any Purchased Contract or any other Material Contract to which a Subsidiary of Seller is a party; or (d) result in the creation of any Lien (except for Permitted Liens) on any of the Purchased Assets or any material assets of any Subsidiary of Seller, except, with respect to clauses (b), (c) and (d), for such conflicts, violations, invalidations, breaches, defaults, terminations, cancellations, accelerations, rights, Liens or results as would not reasonably be expected to materially and adversely affect any Subsidiary of Seller, the Business, the Purchased Assets, the Assumed Liabilities or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions.

Section 2.5    Consents. Except as set forth on Section 2.5 of the Disclosure Schedule, no consent or approval of, filing with or notice to any Person is required to be obtained or provided by Seller or any of its Subsidiaries in connection with the execution, delivery and performance by Seller of this Agreement and the other Transaction Agreements to which Seller is or will be a party, and the consummation of the Transactions, except for such consents, approvals, filings or notices as would not reasonably be expected to prohibit or materially impede Seller’s or any of its Subsidiaries’ ability to conduct the Business and consummate the Transactions.

Section 2.6    Litigation. There is no Proceeding pending or, to Seller’s Knowledge, threatened (a) against Seller relating to the Business or the Purchased Assets or Assumed Liabilities or that, if determined or resolved adversely, would reasonably be expected to materially and adversely affect any Subsidiary of Seller, or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions or (b) against any of Seller’s Subsidiaries. There is no Order imposed upon Seller or any of its Subsidiaries affecting the Business, the Purchased Assets or Assumed Liabilities that would reasonably be expected to materially and adversely affect the Purchased Assets, the Assumed Liabilities or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions. No Subsidiary of Seller has canceled, compromised or settled any Proceeding, in each case pursuant to which such Subsidiary has material ongoing obligations after the Valuation Date.

Section 2.7    Organizational Documents. Seller has provided to Purchaser a complete and correct copy of the Organizational Documents of Mavrix, Canton Renewables, CERF Shelby, Eagle Point and Oklahoma. Such Organizational Documents are in full force and effect. None of Mavrix, Canton Renewables, CERF Shelby or, to Seller’s Knowledge, Eagle Point or Oklahoma, is in violation of the provisions of its Organizational Documents except where such violation individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

Section 2.8    Financial Statements; Seller Debt; Distributions of Cash.

(a)    Section 2.8(a) of the Disclosure Schedule includes true, complete and correct copies of the Financial Statements. The Financial Statements present fairly, in all material respects, the financial condition and results of operations of Seller, as the case may be, as of the times and for the periods referred to therein. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject to normal and recurring year-end adjustments and the absence of notes.

(b)    Seller does not have any outstanding Seller Debt as of the Agreement Date other than intercompany debt which will be extinguished at Closing pursuant to the Debt Cancellation Agreement. None of Mavrix, Canton Renewables or CERF Shelby has any outstanding obligation for borrowed money or obligation evidenced by notes, debentures, bonds or similar instruments for which Mavrix, Canton Renewables or CERF Shelby is responsible, except as set forth in Section 2.8(b) of the Disclosure Schedule.

(c)    Seller has not made any distributions or other payments of Cash to Seller Parent (or Seller Parent’s ultimate parent entity) between the Valuation Date and the Agreement Date, other than Seller Permitted Cash Distributions.

(d)    Section 2.8(d) of the Disclosure Schedule sets forth a list of the material capital expenditures made by Seller in connection with the Business and by each Subsidiary of Seller, in each case in the twelve (12) months preceding the Valuation Date.

(e)    Seller has no Liabilities with respect to the Business as of the Valuation Date, except (i) those which are adequately reflected or reserved against in the balance sheet included in the Financial Statements, (ii) those which have been incurred in the ordinary course of business consistent with past practice since the date of the balance sheet included in the Financial Statements, none of which individually or in the aggregate would be material to Seller and its Subsidiaries, taken as a whole, and (iii) those incurred in connection with the Transactions. None of Mavrix, Canton Renewables or CERF Shelby has any Liabilities as of the Valuation Date, except (x) those which are adequately reflected or reserved against in the balance sheet included in the Financial Statements, and (y) those which have been incurred in the ordinary course of business consistent with past practice since the date of the balance sheet included in the Financial Statements, none of which individually or in the aggregate would be material to Seller and its Subsidiaries, taken as a whole.

Section 2.9    Employee Benefits.

(a)    Section 2.9(a) of the Disclosure Schedule sets forth, as of the date hereof, a complete and correct list of all Employee Plans. For purposes of this Agreement, “Employee Plan” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, unit option, unit purchase, restricted unit, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or similar benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other contracts or agreements, in any case (i) with or covering (including eligibility to participate) any Business Employee (or the dependent or beneficiary thereof) to which Seller or any of its ERISA Affiliates is a party or (ii) that are maintained, contributed to or sponsored by Seller or any of its ERISA Affiliates for the benefit of any Business Employee (or the dependent or beneficiary thereof).

(b)    Except as set forth on Section 2.9(b) of the Disclosure Schedule, no Employee Plan obligates Seller or any of its Subsidiaries to make any payment or provide any benefit to any Business Employee as a result of the Transactions.

(c)    Neither Seller nor any ERISA Affiliate currently maintains, sponsors or contributes to, or has any obligation to maintain, sponsor or contribute to (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (ii) a plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which Seller or any of its ERISA Affiliates could incur Liability under Section 4063 or 4064 of ERISA, (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) a “funded welfare plan” within the meaning of Section 419 of the Code, with respect to which Purchaser could have any Liability.

(d)    Neither Seller nor any of its Subsidiaries is obligated to make any “excess parachute payment” (as defined in Section 280G(b) of the Code) to a Business Employee. Neither Seller nor any of its Subsidiaries is a party to, or otherwise obligated under, any written or unwritten Contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 4999 of the Code with respect to any Business Employee.

(e)    The representations and warranties set forth in this Section 2.9 are Seller’s sole and exclusive representations and warranties regarding employee benefit plan matters.

Section 2.10    Employee Matters.

(a)    None of Seller or any of its Subsidiaries is a party to any collective bargaining agreement, labor contract or other agreement with a labor organization representing any Business Employees. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Seller, threatened against or affecting Seller or any of its Subsidiaries with respect to any Business Employees.

(b)    Seller and each of its Subsidiaries is, and has been since January 1, 2014, in compliance with all applicable Laws pertaining to employment and employment practices, including all applicable Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, health and safety, workers’ compensation, leaves of absence and unemployment insurance, to the extent they relate to the Business Employees, except to the extent non-compliance would not reasonably be expected to materially and adversely affect any Subsidiary of Seller, the Business, the Purchased Assets, the Assumed Liabilities or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions.

(c)    There are no Proceedings against Seller or any of its Subsidiaries pending or, to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any Business Employee, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment-related matter arising under applicable Laws, that would reasonably be expected to materially and adversely affect any Subsidiary of Seller, the Business, the Purchased Assets, the Assumed Liabilities or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions. None of the Business Employees has a pending or, to Seller’s Knowledge, threatened claim against Seller or any of its Subsidiaries arising out of or related to their employment arrangement.

(d)    No termination, retention, severance, or similar benefit will become payable to any Business Employee, and no Business Employee will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Employee Plan or other contract, as a result of the transactions contemplated by this Agreement.

(e)    The transactions contemplated in this Agreement will not, either alone or in conjunction with any other event, result in a material breach or violation of, or accelerate any right or obligation under, any employment agreement, consulting agreement or any other employment related agreement to which the Seller or any of its Subsidiaries is a party or otherwise bound in respect of the Business Employees.

(f)    Except as shown on Section 2.10(f) of the Disclosure Schedule, there are no workmen’s compensation or worker’s compensation claims, known or pending, insured or uninsured in respect of the Business Employees.

(g)    No Business Employee is subject to a current disciplinary warning or procedure including in relation to his performance.

(h)    The representations and warranties set forth in this Section 2.10 are Seller’s sole and exclusive representations and warranties regarding employee matters.

Section 2.11    Taxes.

(a)    Seller has filed (or has had filed on its behalf) on a timely basis (after giving effect to any extensions of time to file) all material Tax Returns related to the Business and the Purchased Assets that are required to be filed under applicable Law, and such Tax Returns are correct and complete in all material respects. Seller has not requested or been granted any extension of time within which to file any Tax Return related to the Business or the Purchased Assets, which Tax Return has not since been filed. Each Subsidiary of Seller has filed (or has had filed on its behalf) on a timely basis (after giving effect to any extensions of time to file) all material Tax Returns that are required to be filed under applicable Law, and such Tax Returns are correct and complete in all material respects. No Subsidiary of Seller has requested or been granted any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(b)    All material Taxes required to have been paid (i) by Seller (whether or not shown on any Tax Return) related to the Purchased Assets or the Business, or (ii) by a Subsidiary of Seller (whether or not shown on any Tax Return), have been paid on a timely basis. There are no Liens for Taxes on any of the Purchased Assets, or on any assets or properties of any of the Subsidiaries of Seller, other than Permitted Liens.

(c)    Seller and each of its Subsidiaries has complied with all sales Tax resale certificate exemption requirements.

(d)    There are no pending or, to the Knowledge of Seller, threatened examinations, audits or other proceedings for the assessment or collection of Taxes that could result in a Tax lien against the Purchased Assets or any assets or properties of any of the Subsidiaries of Seller.

(e)    Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(f)    Each of Eagle Point and Oklahoma has at all times since its formation been classified as a partnership or as an entity disregarded from its owner for U.S. federal income tax purposes (and, where applicable, state, local, and foreign Tax purposes), and no election has been filed or made to treat Eagle Point or Oklahoma as an association taxable as a corporation for U.S. federal income tax purposes (and, where applicable, state, local, and foreign Tax purposes).

(g)    Except as set forth in Section 2.11(g) of the Disclosure Schedule, neither Mavrix, Canton Renewables nor CERF Shelby is a party to, bound by, or has any obligation under any Tax allocation Contract, Tax sharing Contract, Tax indemnity Contract, or other similar Contract relating to Taxes (excluding, in each case, any Contract not primarily related to the allocation, sharing or indemnification of Taxes).

(h)    The representations and warranties set forth in Section 2.9 and this Section 2.11 are Seller’s sole and exclusive representations and warranties regarding tax matters.

Section 2.12    Property.

(a)    None of Seller or any of its Subsidiaries owns any real property. Section 2.12(a) of the Disclosure Schedule sets forth an accurate and complete list of all real property leased by Seller or any of its Subsidiaries (each, a “Leased Facility” and collectively, the “Leased Facilities”), and a true and complete list of all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Seller or any of its Subsidiaries holds any Leased Facility (collectively, the “Leases”). Except as otherwise disclosed on Section 2.12(a) of the Disclosure Schedule, none of Seller or any of its Subsidiaries has entered into any written or oral sublease, license, option or other right granting to any Person the right to use or occupy any portion of any Leased Facility or has pledged, mortgaged or otherwise granted a Lien (other than a Permitted Lien) on its leasehold interest in any Leased Facility.

(b)    To Seller’s Knowledge, all of the material tangible personal property included in the Purchased Assets, and all of the material tangible personal property of the Subsidiaries of Seller, was erected, installed, positioned and operated in accordance with all applicable industry standards (in effect as of the applicable time of such erection, installation, positioning or operation) and is in good working order and condition, ordinary wear and tear excepted, and is adequate for the uses to which it is being put. In the twelve (12) month period preceding the Valuation Date, there has not been any material damage, destruction or loss (whether or not covered by insurance) to any Purchased Asset or any material asset or property of a Subsidiary of Seller (excluding, for the avoidance of doubt, ordinary wear and tear to assets and properties).

Section 2.13    Environmental and Safety Matters.

(a)    Seller and its Subsidiaries are, and have been since January 1, 2014, in compliance in all material respects with all applicable Environmental Laws in effect as of or prior to the Closing Date.

(b)    None of Seller or any of its Subsidiaries has received any written request for information from any Governmental Authority pursuant to any Environmental Law or any written notices or demand letters from any Governmental Authority or other Person which have not heretofore been resolved with such Governmental Authority or other Person, indicating that Seller or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law. There is no Proceeding relating to any Subsidiary of Seller, the Business or the Purchased Assets or Assumed Liabilities pending or, to Seller’s Knowledge, threatened, against Seller or any of its Subsidiaries asserting or arising under any Environmental Law or relating to a material violation or alleged violation of any Environmental Law by Seller or any of its Subsidiaries.

(c)    Seller and each of its Subsidiaries is in possession of all Environmental Permits necessary for the operation of the Business under applicable Environmental Laws in effect as of the applicable time of operation, except where a failure to possess such Environmental Permits would not reasonably be expected to materially and adversely affect any Subsidiary of Seller, the Business, the Purchased Assets, the Assumed Liabilities or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions, and all such Environmental Permits are in full force and effect, and Seller and its Subsidiaries are operating in material compliance with all such Environmental Permits. Section 2.13(c) of the Disclosure Schedule sets forth a true and correct list of such Environmental Permits. None of Seller or any of its Subsidiaries is in material breach of any such Environmental Permit, and no Proceeding is pending or, to Seller’s Knowledge, threatened to suspend, revoke or terminate any such Environmental Permit.

(d)    No reports have been filed, or, to Seller’s Knowledge, are required to be filed, by Seller or any of its Subsidiaries concerning the Release of any Hazardous Material or the threatened or actual violation of any Environmental Law that have not heretofore been resolved. None of Seller or any of its Subsidiaries have disposed of, Released or transported in material violation of any applicable Environmental Law any Hazardous Material from any properties owned, leased or operated, or formerly owned, leased or operated by Seller, or any of its Subsidiaries. No remediation or investigation of Hazardous Materials is being conducted by Seller or any of its Subsidiaries at any property owned, leased or operated, or formerly owned, leased or operated, by Seller or any of its Subsidiaries.

(e)    Seller and its Subsidiaries have made available to Purchaser copies of all Phase I and Phase II Environmental Site Assessment Reports, environmental audit or environmental investigation reports, other related reports and other similar documents and studies in Sellers’ or its Subsidiaries’ possession with respect to the Business, or that materially bear on environmental, health or safety Liabilities of the Business.

(f)    Each item of plant and equipment included in the Purchased Assets, and each item of plant and equipment of the Subsidiaries of Seller, is erected, installed, positioned and operated in material accordance with all applicable Environmental Laws in effect as of the Closing Date.

(g)    The representations and warranties set forth in this Section 2.13 are Seller’s sole and exclusive representations and warranties regarding environmental and safety matters.

Section 2.14    Intellectual Property.

(a)    There is no Seller Registered Intellectual Property.

(b)    Except as set forth on Section 2.14(b) of the Disclosure Schedule, Seller is the sole and exclusive owner of all Seller Intellectual Property (except Seller Intellectual Property that is licensed to Seller), including the Purchased Intellectual Property, free and clear of any Liens other than Permitted Liens.

(c)    To Seller’s Knowledge, (i) the conduct of the Business does not infringe upon or misappropriate the Intellectual Property of any third party in any material respect and (ii) no Person is infringing upon or misappropriating any (A) Seller Intellectual Property (including the Purchased Intellectual Property) owned by Seller or (B) Subsidiary Intellectual Property owned by Mavrix, Canton Renewables or CERF Shelby, in any material respect. Neither Seller nor any Subsidiary of Seller is a party to any Proceeding, nor is any Proceeding, to the Knowledge of Seller, threatened, against Seller or a Subsidiary of Seller that (1) involves a claim of infringement, unauthorized use or violation of any third party Intellectual Property, or (2) involves a claim of infringement, unauthorized use or violation of any Seller Intellectual Property (including the Purchased Intellectual Property) or Subsidiary Intellectual Property or (3) challenges the ownership, right to use, sell, distribute, license or sublicense, validity or enforceability of any Seller Intellectual Property (including the Purchased Intellectual Property) or Subsidiary Intellectual Property.

(d)    Section 2.14(d) of the Disclosure Schedule sets forth all Contracts pursuant to which (i) Seller Intellectual Property is licensed to Seller by a third party or pursuant to which Seller has granted to a third party the right to use Seller Intellectual Property owned by Seller, or (ii) Subsidiary Intellectual Property is licensed to a Subsidiary of Seller by a third party or pursuant to which a Subsidiary of Seller has granted a third party the right to use Subsidiary Intellectual Property owned by Mavrix, Canton Renewables or CERF Shelby, excluding non-exclusive licenses to Seller or a Subsidiary of Seller for “off the shelf” and commercially available software.

(e)    Canton Renewables owns or has the right to use all Subsidiary Intellectual Property necessary for Canton Renewables to conduct its business as presently conducted, which Subsidiary Intellectual Property is listed on Section 2.14(e)(i) of the Disclosure Schedule. CERF Shelby owns or has the right to use all Subsidiary Intellectual Property necessary for CERF Shelby to conduct its business as presently conducted, which Subsidiary Intellectual Property is listed on Section 2.14(e)(ii) of the Disclosure Schedule. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, (i) Purchaser’s right to own, use or hold for use any Purchased Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted, or (ii) Mavrix’s, Canton Renewables’ or CERF Shelby’s (as applicable) right to own, use or hold for use the Subsidiary Intellectual Property as owned, used or held for use in the conduct of the Business as currently conducted, except as would not reasonably be expected to materially interfere with the conduct of the Business.

(f)    The IT Assets comprise information technology or management systems used by Seller and its Affiliates in order to sufficiently operate Business prior to the Valuation Date.

Section 2.15    Material Contracts.

(a)    Section 2.15(a) of the Disclosure Schedule lists each Material Contract. True and complete copies (including all modifications, amendments and supplements thereto) of each Material Contract have been made available to Purchaser.

(b)    The Purchased Contracts include all of the renewable natural gas purchase Contracts of Seller and its Affiliates (other than Mavrix, Canton Renewables and CERF Shelby), excluding any Contracts entered into by Seller or its Affiliates after the Agreement Date that do not become Purchased Contracts pursuant to Section 4.26.

(c)    Seller or its Subsidiary (as applicable) and, to the Knowledge of Seller, each other party thereto are not in material breach of, or default under, any Material Contract. Neither Seller nor its Subsidiary (as applicable) has received or given any written notice of any intention to terminate any Material Contract. To the Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a material breach or an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration of a material obligation or other material changes of any right or obligation or the loss of any material benefit thereunder.

(d)    Each Material Contract is in full force and effect and represents a legal, valid and binding agreement of Seller or its Subsidiary (as applicable), enforceable against Seller or its Subsidiary (as applicable) in accordance with its terms, except (i) as would not reasonably be expected to materially interfere with the ownership or operation of the Purchased Assets or the Assumed Liabilities or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions and (ii) to the extent that enforcement of the rights and remedies thereunder may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

Section 2.16    Compliance with Laws; Permits.

(a)    The Business is being, and has been since January 1, 2014, conducted in compliance in all material respects with all applicable Laws. Except as set forth on Section 2.16(a) of the Disclosure Schedules, since January 1, 2014, none of Seller or any of its Subsidiaries has received any written notice or Order, or to the Knowledge of Seller, a threatened claim, that Seller or any of its Subsidiaries is in material violation of any applicable Law.

(b)    Seller and each of its Subsidiaries is in possession of all Governmental Authorizations necessary for the operation of the Business, except where a failure to possess such Governmental Authorizations would not reasonably be expected to materially and adversely affect any Subsidiary of Seller, the Business, the Purchased Assets, the Assumed Liabilities or Seller’s or any of its Subsidiaries’ ability to consummate the Transactions, and all such Governmental Authorizations are valid and in full force and effect. Except as set forth on Section 2.16(b) of the Disclosure Schedules, none of Seller or any of its Subsidiaries is in material breach of any such Governmental Authorization relating to the Business, and no Proceeding is pending or, to Seller’s Knowledge, threatened, to suspend, revoke or terminate any such Governmental Authorization.

Section 2.17    Solvency. No petition, notice or order has been presented, no order has been made and no resolution has been passed for the bankruptcy, liquidation, winding-up or dissolution of Seller or its Affiliates. No receiver, trustee, custodian or similar fiduciary has been appointed over the whole or any part of the Purchased Assets or the income of Seller or its Affiliates, nor does Seller or any of its Affiliates have any plan or intention of, or has received any notice that any other Person has any plan or intention of, filing, making or obtaining any such petition, notice, order or resolution or of seeking the appointment of a receiver, trustee, custodian or similar fiduciary. Seller is solvent and has sufficient assets and capital to carry on its businesses as now conducted and to perform its obligations hereunder. At the time that any Purchased Assets were acquired by Seller from any third Person, to Seller’s Knowledge, (a) no petition, notice or order had been presented, no order had been made and no resolution had been passed for the bankruptcy, liquidation, winding-up or dissolution of such third Person and (b) no receiver, trustee, custodian or similar fiduciary had been appointed over the whole or any part of the assets or the income of such Person.

Section 2.18    Security. Section 2.18 of the Disclosure Schedule lists all security including letters of credit, guaranties and bonds made in favor of any Person by Seller or its Affiliates with respect to the Purchased Assets, the Assumed Liabilities or the Business (each a “Security”).

Section 2.19    Sufficiency of Assets. The Purchased Assets, and the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property owned or leased by the Subsidiaries of Seller, are sufficient for the continued conduct of the

Business after the Closing in substantially the same manner and at substantially the same level as conducted prior to the Valuation Date and consistent with past practices. None of the Excluded Assets are material to the Business. To Seller’s Knowledge, there is no condition, event or circumstance existing regarding the Purchased Assets that might materially impede or prevent the ownership, lease, operations or use of the Facilities and the Business as currently conducted, except as set forth on Section 2.19 of the Disclosure Schedules.

Section 2.20    Title. Except as set forth on Section 2.20 of the Disclosure Schedules (a) Seller has good and marketable title to, or a valid leasehold interest in, all real property and tangible personal property included in the Purchased Assets, and each Subsidiary of Seller has good and marketable title to, or a valid leasehold interest in, all real property and material tangible personal property owned or leased by it, in each case free and clear of all Liens except Permitted Liens and (b) upon consummation of the Transactions, Seller will transfer good, valid and marketable title to, a valid leasehold interest in, or a valid license or right to use, such real property and tangible personal property of Seller, free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Purchaser or Purchaser’s Affiliates.

Section 2.21    Certain Business Relationships with the Acquired Entities. Except as set forth in Section 2.21 of the Disclosure Schedule, none of Seller or any of its Affiliates is involved in any material business arrangement or relationship with Mavrix, Canton Renewables, CERF Shelby, Eagle Point or Oklahoma, and no Affiliate of Seller (excluding Mavrix, Canton Renewables, CERF Shelby, Eagle Point and Oklahoma) owns any Purchased Asset or any asset that is material to the Business.

Section 2.22    CER-Aria Joint Ventures. As of the Agreement Date, (a) the aggregate capital contributions funded by Seller to Eagle Point equal $1,514,503.66, and (b) the aggregate capital contributions funded by Seller to Oklahoma equal $440,904.67.

Section 2.23    No Brokers. Except as set forth on Section 2.23 of the Disclosure Schedule, neither Seller nor any of its Affiliates is obligated under any Contract that would result in the obligation of Purchaser or its Affiliates to pay any finder’s fee, brokerage or agent’s commission in connection with the negotiations leading to this Agreement or the consummation of the Transactions.

Section 2.24    No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this ARTICLE II, (a) neither Seller nor any other Person makes any representation or warranty (whether express or implied) on behalf of Seller, any of its Affiliates or any of their respective Representatives in connection with this Agreement, the other Transaction Agreements, the Business, the Purchased Assets, the Assumed Liabilities, Seller, any of Seller’s Affiliates or the Transactions, and (b) Seller hereby disclaims any such representation or warranty, express or implied, oral or written (including, without limitation, any representation or warranty in the CIM) or any implied representation or warranty as to condition, value, merchantability, non-infringement, validity, completeness, fitness or suitability for any specific purpose, or as to future revenue, profitability or success of the Business, notwithstanding the delivery or disclosure to Purchaser, its Affiliates or their Representatives of any materials, documentation or other information during the course of due diligence or any negotiation process in contemplation of any of the Transactions (including, without limitation, the CIM, any other information memoranda, data room materials, projections, estimates, management presentations, budgets and financial data and reports); provided that Purchaser does not hereby waive any claim for actual fraud, gross negligence or criminal misconduct by Seller, any of its Affiliates or any of their respective Representatives in connection with the Transactions. Notwithstanding anything to the contrary contained herein, no representation or warranty contained in this ARTICLE II is intended to, or does, cover or otherwise pertain to any assets that are not included in the Purchased Assets or any Liabilities that are not included in the Assumed Liabilities.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the Agreement Date that:

Section 3.1    Organization. Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of Maryland and has all requisite corporate power and authority to carry on its business as now conducted. Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the ownership or use of the properties owned by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to affect Purchaser’s ability to perform its obligations under this Agreement and the other Transaction Agreements to which it is a party.

Section 3.2    Authorization; Enforceability. Purchaser has the necessary corporate power and authority to enter into and deliver this Agreement and the other Transaction Agreements to which Purchaser is a party. The execution and delivery by Purchaser of this Agreement and the other Transaction Agreements to which Purchaser is a party and the performance by Purchaser of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been, and, when executed, each other Transaction Agreement to which Purchaser is a party will be, duly executed and delivered by Purchaser. This Agreement constitutes (assuming due authorization, execution and delivery by Seller), and each other Transaction Agreement to which Purchaser will be a party will constitute (assuming due authorization, execution and delivery by the other parties to such Transaction Agreements), the legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

Section 3.3    Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements to which Purchaser is or will be a party, as applicable, to which such entity is a party and the consummation of the Transactions do not and will not: (a) violate or result in the breach of any provision of the Organizational Documents of Purchaser or its Affiliates; (b) violate or result in the breach of any Law, Order or Governmental Authorization applicable to Purchaser or any of its Affiliates; (c) violate, result in the breach of, constitute a default under, result in the termination of or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to or result in being declared void, voidable or without further binding effect any Contract to which Purchaser or any of its Affiliates is a party, or by which the property of Purchaser or any of its Affiliates is bound or affected or (d) result in the creation of any Lien on any of the properties of Purchaser or its Affiliates, except, with respect to clauses (b), (c) and (d), for such conflicts, violations, invalidations, breaches, defaults, terminations, cancellations, accelerations, rights, Liens or results as would not reasonably be expected to materially and adversely affect Purchaser’s or any of its Affiliates’ ability to consummate the Transactions.

Section 3.4    Litigation. There is no Proceeding pending or, to the knowledge of Purchaser, threatened in writing against or affecting Purchaser or its Affiliates that, if determined or resolved adversely, would reasonably be expected to materially and adversely affect Purchaser’s or any of its Affiliates’ ability to consummate the Transactions. There is no Order imposed upon Purchaser that would reasonably be expected to materially and adversely affect Purchaser’s or any of its Affiliates’ ability to consummate the Transactions.

Section 3.5    Sufficient Funds. Purchaser has available, and (a) on the Closing Date will have available, sufficient, immediately available funds to pay the Closing Date Payment, and (b) will have available on the maturity date of the Purchase Price Note sufficient funds to pay the Note Purchase Price, and any and all fees and expenses and to satisfy all other payment obligations of Purchaser pursuant to this Agreement and the other Transaction Agreements (including, without limitation, all Annual Earn-Out Payments) and consummate all of the Transactions, in each case without requiring the prior consent, approval or other discretionary action of any third party. Purchaser expressly acknowledges that Purchaser’s ability to obtain financing is not a condition to the obligations of Purchaser hereunder or under any of the other Transaction Agreements.

Section 3.6    No Brokers. Neither Purchaser nor any of its Affiliates is obligated under any Contract that would result in the obligation of Seller or its Affiliates to pay any finder’s fee, brokerage or agent’s commission in connection with the negotiations leading to this Agreement or the Transactions.

Section 3.7    Investment Purpose. Purchaser is acquiring the Mavrix Interests, Canton Renewables Interests, CERF Shelby Interests, Eagle Point Interests and Oklahoma Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that such equity interests are not registered under the Securities Act of 1933, as amended, or any state securities Laws, and that such equity interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations, as applicable.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1    Access and Information. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Seller will, and will cause its Subsidiaries to, (a) afford to Purchaser and its Representatives reasonable access during Seller’s and its Subsidiaries’ normal business hours to all of Seller’s and its Subsidiaries’ properties (including the Facilities), books, contracts, commitments, reports of examination and records exclusively relating to the Business, the Purchased Assets or the Assumed Liabilities, (b) furnish Purchaser and its Representatives with such financial, operating and other data and information related to the Subsidiaries of Seller, the Business, the Purchased Assets or the Assumed Liabilities as Purchaser or any of its Representatives may reasonably request and (c) instruct the Representatives of Seller to cooperate with Purchaser in its investigation of the Business, the Purchased Assets and the Assumed Liabilities (including, in each case under clauses (a), (b) and (c), in connection with a third party audit of Seller’s RIN and LCFS Credit activity); provided, however, that (i) any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller’s personnel and in such a manner as not to interfere with the conduct of the Business or any other businesses of Seller or its Subsidiaries, (ii) without the prior written consent of Seller, Purchaser shall have no right to perform invasive or subsurface investigations of any real property and (iii) Seller shall not be required to disclose any information to Purchaser or its Representatives if such disclosure would, in Seller’s reasonable discretion: (1) cause significant competitive harm to Seller, its Subsidiaries and their respective businesses, including the Business, if the transactions contemplated by this Agreement are not consummated; (2) jeopardize any attorney-client or other privilege or (3) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Purchaser shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 4.1.

Section 4.2    Conduct of the Business. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, except as otherwise contemplated by this Agreement or as Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Seller will, in each case with respect to the Purchased Assets, the Assumed Liabilities and the Business, and will cause each of its Subsidiaries to:

(a)    carry on the Business in the ordinary course of business consistent with past practice and in material compliance with applicable Law;

(b)    not sell, lease, license, transfer or otherwise dispose of any of the Purchased Assets or any interests therein or any portion of the Business other than in the ordinary course of business (other than Seller Permitted Cash Distributions and the Seller Closing Cash Distribution);

(c)    use commercially reasonable efforts to maintain and preserve intact its current Business organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of the employees of the Business, customers, lenders, suppliers, regulators and others having relationships with the Business;

(d)    maintain the properties and assets of the Subsidiaries of Seller, and the properties and assets included in the Purchased Assets, in the ordinary course of business consistent with past practice;

(e)    pay the debts, Taxes and other material obligations of the Business when due;

(f)    not make any material change in the terms and conditions of employment or engagement (including Employee Plans) of any of the Business Employees other than normal annual employment period adjustments in the ordinary course of business consistent with past practice, or as a result of changes to Employee Plans that apply to other similarly situated employees of Seller and its Affiliates;

(g)    not incur any Seller Debt or post any Security other than the Security set forth in Section 2.18 of the Disclosure Schedule;

(h)    not terminate or materially extend or materially modify any Material Contract and will use commercially reasonable efforts to continue the performance of, in the ordinary course of business consistent with past practice, its material obligations under all Material Contracts;

(i)    not distribute or pay any Cash to Seller Parent (or Seller Parent’s ultimate parent entity) other than Seller Permitted Cash Distributions or the Seller Closing Cash Distribution; provided, however, nothing contained in this Section 4.2(i) shall prevent Seller from using its Cash to fund capital calls with respect to the CER-ARIA Joint Ventures;

(j)    maintain insurance coverage on the Business, the Purchased Assets and the properties and assets of the Subsidiaries of Seller; and

(k)    not enter into any agreement or commitment to do any of the matters described in clauses (b), (f), (g), (h) and (i) of this Section 4.2.

Section 4.3    Contacts with Seller Parties. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, without the prior consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), Purchaser will not contact any suppliers to, or employees, contractors, consultants, landlords or customers of, Seller or any of Seller’s Affiliates in connection with or pertaining to any subject matter of this Agreement, the other Transaction Agreements or the Transactions.

Section 4.4    No Negotiation or Solicitation of Competing Transactions. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, Seller will not, and will cause its Affiliates not to, without the prior written consent of Purchaser, (a) seek, solicit, propose, offer, negotiate, pursue, facilitate or encourage the submission of any proposal or offer from any third party other than Purchaser or its Affiliates regarding a Competing Transaction or (b) enter into any binding or non-binding agreement, letter of intent or memorandum of understanding or other document with any third party other than Purchaser or its Affiliates regarding a Competing Transaction. For purposes of this Agreement, “Competing Transaction” means the direct or indirect acquisition of the Business, including, but not limited to, any sale or transfer of a material portion of the assets of Seller or its Subsidiaries (except to the extent not restricted by Section 4.2) or any membership or equity interest of Seller or its Subsidiaries (other than pursuant to the exercise of outstanding rights to purchase such equity interests).

Section 4.5    Confidentiality Agreement. Purchaser and Seller agree that the Confidentiality Agreement will continue to apply to (a) all documents, materials and other information that such Party has obtained regarding the other Party or its Affiliates during the course of the negotiations leading to the consummation of the Transactions (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents, and (b) all analyses, reports, compilations, evaluations and other materials prepared by Purchaser or its counsel, accountants or financial advisors that contain or otherwise reflect or are based upon, in whole or in part, any of the provided information. The Parties hereby agree that BPEC’s, Purchaser’s, their respective Affiliates’ and Representatives’ obligations under the Confidentiality Agreement with respect to the Purchased Assets, the Assumed Liabilities, Mavrix, Canton Renewables, CERF Shelby, Eagle Point, Oklahoma and the Business shall terminate effective as of the Closing.

Section 4.6    Public Statements; Confidential Nature of This Agreement and Transaction Agreements.

(a)    Neither Seller nor Purchaser will, without the approval of the other, make any press release or other public announcement concerning the subject matter of this Agreement or any of the other Transaction Agreements, or the terms and conditions hereof or thereof, including, if applicable, the termination of this Agreement and the reasons therefor or any disputes or arbitration proceedings hereunder or thereunder, except as and to the extent that any such Party will be so obligated by applicable Law, in which case the other Party will be advised and the Parties will use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the restrictions set forth in this Section 4.6(a) will not apply to communications or disclosures necessary to comply with accounting rules, stock exchange or market rules or federal securities or labor relations Law disclosure obligations.

(b)    Except to the extent that disclosure thereof is required under accounting rules, stock exchange or market rules, or federal securities or labor relations Law disclosure obligations, each of Seller and Purchaser agree that the terms and conditions of this Agreement and the Transaction Agreements, and all schedules, attachments and amendments hereto and thereto will be considered “Confidential Material” protected under the Confidentiality Agreement.

Section 4.7    Tax Matters.

(a)    Each Party shall bear fifty percent (50%) of any and all applicable sales, use, transfer or similar Taxes that may be imposed, assessed or payable by reason of or relating to the consummation of the Transactions, including the sales, transfers, leases, rentals, licenses and assignments contemplated hereby (collectively, “Transfer Taxes”); provided that Purchaser shall bear one hundred percent (100%) of the Incremental Transfer Tax. The Parties shall use commercially reasonable efforts to minimize Transfer Taxes, if any. The Party required by applicable Law to file a Tax Return with respect to such Transfer Taxes will do so within the time period prescribed by applicable Law and will pay all Transfer Taxes required to be paid in connection therewith; provided, however, that the non-filing Party will promptly (but in any event within ten (10) Business Days of its receipt of written notice from the filing Party) reimburse the filing Party for fifty percent (50%) of any Transfer Taxes so paid by the filing Party, unless such Transfer Taxes constitute an Incremental Transfer Tax, in which case the Parties shall make such payments as are necessary so that Purchaser bears one hundred percent (100%) of such Incremental Transfer Tax.

(b)    Responsibility for ad valorem or other similar Taxes (“Property Taxes”) levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Valuation Date will be apportioned between Seller, on the one hand, and Purchaser, on the other hand, based on the number of days of such taxable period included in the Pre-Valuation Date Tax Period and the number of days of such taxable period included in the Post-Valuation Date Tax Period, respectively. To the extent that any portion of such Property Taxes is paid or required by Law to be paid by one Party hereto but required by the foregoing to be borne by another Party hereto, such other Party shall promptly reimburse the paying Party for the proper portion of the Property Tax required to be so borne upon notice from the paying Party of the amount of such Property Tax paid. Each Party shall timely and duly cause to be filed all Tax Returns and other documentation with respect to all Property Taxes subject to this Section 4.7(b) that are required by Law to be filed by such Party and shall pay to the relevant Taxing Authority all such Property Taxes that are required to be paid by such Party (subject to such reimbursement as provided for herein).

(c)    Any and all Taxes attributable to the Purchased Assets or to the Business, other than Transfer Taxes, Property Taxes and Taxes due with respect to Interim Taxable Income, will be borne by Seller with respect to the Pre-Valuation Date Tax Period and by Purchaser with respect to the Post-Valuation Date Tax Period, and each Party will indemnify, defend and hold the other Party harmless from and against all Taxes for which such Party is liable pursuant to this Section 4.7(c). For purposes of this Section 4.7(c): (x) the amount of any Taxes that are based on or measured by income, receipts or expenditures and that are allocable to the Pre-Valuation Date Tax Period shall be determined based on an interim closing of the books as of the Valuation Date; and (y) the amount of all other Taxes that are allocable to the Pre-Valuation Date Tax Period shall be deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in such taxable period ending on the Valuation Date and the denominator of which is the number of days in the entire taxable period.

(d)    Notwithstanding anything herein to the contrary, with respect to net taxable income recognized by Seller (or the direct or indirect owners of Seller) as a result of its ownership of the Purchased Assets on the Valuation Date through and including the Closing Date (“Interim Taxable Income”), (i) Seller (or its direct and indirect owners) shall retain responsibility for the payment of any U.S. federal and state income Taxes due with respect to such Interim Taxable Income but (ii) the aggregate amount of any indemnification claims of Purchaser (and its officers, directors, employees, agents, successors and assigns) payable pursuant to ARTICLE VII shall be reduced and offset by an amount equal to the (A) the highest U.S. federal and California state marginal income tax rate applicable to a corporation multiplied by (B) the amount of such Interim Taxable Income.

(e)    The Parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Business or the Purchased Assets as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any Taxing Authority and the prosecution or defense of any claim or proceeding relating to any Tax Return. In the event that any Taxing Authority informs Seller or Purchaser of any notice of a proposed audit, claim, assessment or other dispute concerning an amount of Taxes related to the Business or the Purchased Assets with respect to which the other Party may be liable hereunder, the Party so informed will promptly notify the other Party of such matter; provided that failure to promptly notify will not reduce the other Party’s indemnity obligation hereunder, except to the extent such Party’s ability to defend against such matter is actually prejudiced thereby; and provided, further, that resolution of such audit, claim, assessment or other dispute will be governed by Section 7.4.

Section 4.8    Employment of Business Employees.

(a)    Prior to the Closing Date, Purchaser shall, or shall cause its Affiliates to, offer employment as of the Closing Date to each Business Employee, subject to and conditional on (i) Purchaser’s customary pre-employment checks and (ii) the Closing having occurred. The Business Employees who accept an employment offer from Purchaser or any of its Affiliates on the Closing Date are referred to as the “Transferred Employees” as of the Closing Date.

(b)    Purchaser shall, or shall cause its Affiliates to, credit Transferred Employees for service earned prior to the Closing Date with Seller and its Affiliates where required by applicable Law; provided that nothing herein shall result in a duplication of benefits with respect to the Transferred Employees.

(c)    Seller and its Affiliates shall not change the terms of employment of any of the Business Employees, nor make any representations about their continued future employment (including counter employment offers) with Seller or any of its Affiliates or otherwise encourage any Business Employee to reject Purchaser’s or its Affiliate’s employment offer.

Section 4.9    Employee Plans.

(a)    Except as otherwise specifically provided in this Agreement, Purchaser and its Affiliates shall not assume any obligations under or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts pertaining to any of the Employee Plans.

(b)    Except as otherwise specifically provided in this Agreement, all Transferred Employees will cease, effective as of the Closing Date, any participation in and any benefit accrual under each of the Employee Plans. Seller and its Affiliates shall take all necessary actions to effect such cessation of Transferred Employees’ participation under the Employee Plans. Seller and its Affiliates shall be responsible for paying the Transferred Employees for any accrued benefits under the Employee Plans. Notwithstanding the first sentence of this Section 4.9(b), Transferred Employees may continue after the Closing Date to participate in those Employee Plans specified in Schedule 4.9(b) that provide health, sickness, short term and long term disability, severance, worker’s compensation, life insurance or similar benefits with respect to claims incurred by the Transferred Employees and their eligible spouses, dependents or qualified beneficiaries, as applicable, on or prior to the Closing Date.

Section 4.10    Non-Solicitation. From the date of this Agreement until the twelve (12)-month anniversary of the Closing Date, (a) Seller shall not, and shall cause its Affiliates not to, directly or indirectly, without the prior written consent of Purchaser, solicit any employee of Purchaser or Purchaser’s Affiliates for employment in the biogas or gas supply business of Seller or its Affiliates, or otherwise solicit any such Person to leave the employ of Purchaser or Purchaser’s Affiliates for purposes of employment in the biogas or gas supply business of Seller or its Affiliates, and (b) Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly, without the prior written consent of Seller, solicit any employee of Seller or Seller’s Affiliates listed on Schedule 4.10 for employment in the biogas or gas supply business of Purchaser or its Affiliates, or otherwise solicit any such Person to leave the employ of Seller or Seller’s Affiliates for purposes of employment in the biogas or gas supply business of Purchaser or its Affiliates. Notwithstanding the foregoing, the foregoing shall not restrict or preclude any Party or its Affiliates from hiring, employing or contracting any person as a result of general solicitations not specifically directed at the other Party, the other Party’s Affiliates or the foregoing’s employees.

Section 4.11    Books and Records.

(a)    In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, Purchaser shall for a period of five (5) years after the Closing: (i) retain the books and records (including personnel files) relating to periods prior to the Closing that are included in the Purchased Assets in a manner reasonably consistent with the prior practices of Seller and (ii) upon reasonable notice, afford Seller and its Representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.

(b)    In order to facilitate the resolution of any claims made by or against or incurred by Purchaser after the Closing, or for any other reasonable purpose, Seller shall for a period of five (5) years after the Closing: (i) retain the books and records (including personnel files) of Seller that relate to the Business and its operations for periods prior to the Closing that are not included in the Purchased Assets and (ii) upon reasonable notice, afford Purchaser and its Representatives reasonable access (including the right to make, at Purchaser’s expense, photocopies), during normal business hours, to such books and records.

(c)    Notwithstanding the foregoing, neither Purchaser nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 4.11 where such access would (i) jeopardize any attorney-client or other privilege or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

Section 4.12    Governmental Approvals and Consents.

(a)    Purchaser and Seller shall each file or cause to be filed, promptly (but in any event within three (3) Business Days) after the Agreement Date, any initial filings required under the HSR Act. Purchaser and Seller shall each bear the costs and expenses of their respective filings, but Purchaser and Seller shall each pay one-half (1/2) of the filing fees in connection therewith.

(b)    Subject to the provisions of Section 6.1, Purchaser and Seller shall, and shall cause its Subsidiaries and Affiliates to, use their respective best efforts to respond to any formal or informal requests for additional information made by any Governmental Authority and to cause the waiting periods or other requirements under the HSR Act and all other applicable antitrust or competition laws to terminate or expire at the earliest possible date (including, with respect to filings under the HSR Act, seeking early termination of the waiting period under the HSR Act) and to resist in good faith

(including the institution or defense of legal proceedings) any assertion that the Transactions contemplated hereby constitute a violation of the antitrust or competition laws of any applicable jurisdiction, all to the end of expediting consummation of the Transactions contemplated hereby. Each of Purchaser and Seller shall (i) unless otherwise prohibited by applicable Law, promptly notify each other of any communication to that Party from the Federal Trade Commission (“FTC”), the United States Department of Justice (“DOJ”) or any other regulatory agency with respect to the transactions contemplated hereby and permit the other Party to review in advance any proposed written communication to the FTC, the DOJ or any other regulatory agency; (ii) unless otherwise prohibited by applicable Law, furnish the other Party with copies of all correspondence, filings and other communications (and memoranda setting forth the substance thereof) between it, its Affiliates and their respective representatives, on the one hand, and the FTC, the DOJ or any other regulatory agency, or members of their respective staffs, on the other hand, with respect to the transactions contemplated hereby (excluding documents and communications that are subject to pre-existing confidentiality agreements or to attorney-client privilege) and (iii) to the extent feasible, consult with the other prior to any meetings, by telephone or in person, with the staff of the FTC, the DOJ or any other regulatory agency, and each of Purchaser and Seller shall, subject to the consent of the applicable Governmental Authority, have the right to have a representative present at any such meeting. Each of Purchaser and Seller further agrees that it will not enter into any timing agreement with any Governmental Authority without the written consent of the other party.

(c)    Seller will use its commercially reasonable efforts and cooperate with Purchaser to any transfer of any Environmental Permits. This shall include, but not be limited to, Seller assisting Purchaser with any information required by a Governmental Authority with respect to the operations of the Business and the existing Environmental Permits.

Section 4.13    Closing Conditions. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms and the Closing Date, each Party hereto shall use best reasonable efforts to take such actions as are necessary to expeditiously satisfy the applicable closing conditions set forth in ARTICLE V hereof.

Section 4.14    Non-Competition.

(a)    For three (3) years following the Closing Date, none of Seller or any of its Affiliates will contract for the supply of renewable natural gas vehicle fuel from any of the sites identified on Schedule 4.14(a).

(b)    For three (3) years following the Closing Date, none of Purchaser or any of its Affiliates will contract to supply renewable natural gas vehicle fuel to any renewable natural gas vehicle fuel customer sites identified on Schedule 4.14(b).

(c)    Until the earlier of (i) the termination of their employment with Purchaser or (ii) three (3) years following the Closing Date, no Transferred Employees will directly initiate contact with or directly solicit to supply renewable natural gas vehicle fuel to any existing customer of Seller identified on Schedule 4.14(c) without the prior written consent of Seller. This provision shall not, however, preclude any employees of Purchaser or its Affiliates other than Transferred Employees from initiating contact with or soliciting any existing customer of Seller identified on Schedule 4.14(c) for any purpose whatsoever.

Section 4.15    Capital Calls. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Seller agrees to use its commercially reasonable efforts to (a) fund capital calls as necessary to preserve equity ownership in the CER-Aria Joint Ventures and (b) otherwise remain in good standing under the CER-Aria Joint Venture agreements through the Closing Date. Purchaser agrees that Seller shall be permitted to fund the foregoing out of the cash flows of the Business prior to Closing.

Section 4.16    Replacement of Security. Purchaser acknowledges that no Security will be transferred to Purchaser as part of the Transactions. As such, within thirty (30) days of Closing, Purchaser shall replace each Security with letters of credit, parent guaranties, cash, bonds or items of credit support, in the full amount of such Security being replaced and in each case (a) in form and substance acceptable to the Person to which such Security is posted and (b) otherwise sufficient to cause such Person to return such Security to Seller. Thereafter, if either Party identifies any Security related to the Purchased Assets that has not been replaced, then such Party shall promptly notify the other Party, and promptly thereafter Purchaser shall replace such Security in the amount and in the form contemplated by this Section 4.16. Promptly following request by Seller, Purchaser shall deliver to Seller evidence of the replacement of the Security pursuant to this Section 4.16. Notwithstanding the foregoing, Purchaser shall not be required to replace the Security posted by Seller in connection with the Canton Loan Agreement after the Closing if Purchaser agrees to enter into an indemnification agreement reasonably acceptable to Seller providing that Purchaser shall indemnify Seller from any amounts that Seller is required to pay after the Closing Date under the Security posted by Seller in connection with the Canton Loan Agreement.

Section 4.17    Restricted Cash. In the event that Seller is restricted from making all or any portion of the Seller Closing Cash Distribution (the difference between the Seller Closing Cash Distribution and the actual amount so distributed by Seller at the Closing, the “Seller Closing Cash Distribution Shortfall”), Purchaser shall pay to Seller by wire transfer of immediately available funds to the account designated by Seller to Purchaser an amount equal to the Seller Closing Cash Distribution Shortfall as promptly as possible out of the Cash generated by the Purchased Assets following the Closing.

Section 4.18    Supplement to Disclosure Schedules. From time to time until the second (2nd) Business Day prior to the Closing Date, Seller shall have the right (but not the obligation) to supplement or amend the Disclosure Schedule with respect to any matter hereafter arising or of which it becomes aware after the date hereof which if in existence or known on the Agreement Date would have been required to be disclosed in the Disclosure Schedule (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement (a) shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement for purposes of the indemnification rights contained in this Agreement and (b) shall cure any inaccuracy in or breach of any representation or warranty contained in this Agreement for purposes of determining whether or not the conditions set forth in ARTICLE V have been satisfied, except as provided in Section 4.26.

Section 4.19    Further Assurances. Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions contemplated by this Agreement and the other Transaction Agreements.

Section 4.20    Restricted Use of Confidential Information. From and after the Closing Date until the two (2) year anniversary thereof, except as may be required by any applicable Law or as otherwise expressly contemplated herein, to further protect the investment of Purchaser in the Business, Seller shall not, and shall cause its Affiliates, and Representatives not to, disclose (or permit to disclose) to any third party (other than Purchaser, its Affiliates and their respective Representatives) any proprietary or otherwise non-public confidential information primarily concerning the Business, the

Purchased Assets, or Mavrix, Canton Renewables, CERF Shelby, Eagle Point or Oklahoma (including any information relating to such Person’s financial condition or operations) (collectively, the “Confidential Information”); provided, however, that Seller may disclose any such Confidential Information as follows: (a) in connection with the Transactions, to Seller’s Affiliates and its or its Affiliates’ Representatives, which shall also be subject to the requirements of this Section 4.20; (b) to comply with any applicable Law or Order or rule of any stock exchange or securities commission, provided that prior to making any such disclosure Seller shall, to the extent not prohibited by applicable Law, (i) promptly provide written notification to Purchaser of any Proceeding of which it is aware which requires such disclosure, the nature of such information to be disclosed, and a description of the legal provisions requiring such disclosure, (ii) use commercially reasonable efforts to limit or prevent such disclosure, and (iii) if disclosure is ultimately required, use commercially reasonable efforts to provide Purchaser a reasonable opportunity to review the proposed disclosure and comment thereon, and use commercially reasonable efforts to obtain an Order or other reliable assurance that confidential treatment will be accorded to such disclosed information; (c) to the extent that the Confidential Information (1) is or becomes generally available to the public through no violation of this Agreement by Seller (or its Affiliates or Representatives) making such disclosure, (2) is or becomes available to any of Seller, its Affiliates or its or their Representatives on a non-confidential basis from a source which, to such parties’ knowledge, is not prohibited from disclosing such information to such party by a legal, contractual or fiduciary obligation, or (3) is developed by any of Seller, its Affiliates or its or their Representatives after the Closing Date, to the extent it is demonstrable by Seller, its Affiliates or its or their Representatives that such development was done without use of any Confidential Information; (d) as consented to in writing by Purchaser or any of its Affiliates or its or their Representatives; and (e) in connection with the enforcement, exercise or defense of its rights regarding the Transactions or under any Transaction Agreement.

Section 4.21    Data Room. Promptly after the Agreement Date, and in no event more than thirty (30) days after the Agreement Date, Seller shall deliver (or cause to be delivered) to Purchaser three (3) copies on CD ROM of all the documents posted to the Data Room no later than the second (2nd) Business Day prior to the Agreement Date.

Section 4.22    Release. Effective at the Closing, Seller, for itself and on behalf of its Affiliates, hereby irrevocably and unconditionally releases, acquits, and forever discharges, without any additional consideration or the need for additional documentation, Mavrix, Canton Renewables, CERF Shelby, and each of their respective successors, assigns, heirs, and legal and personal representatives (collectively, the “Released Parties”) from any and all charges, complaints, claims, suits, judgments, demands, actions, obligations or Liabilities, damages, causes of action, rights, costs, loans, debts and expenses (including attorneys’ fees and costs actually incurred), of any nature whatsoever, known, unknown, or presently unknowable, contingent or absolute, whether asserted or not, now existing or which may subsequently accrue to them in the future, emanating from, in connection with, related to or arising out of the ownership of Mavrix, Canton Renewables and CERF Shelby or the management or operation of the Business before the Closing, provided, however, that nothing in this Section 4.22 shall (a) limit in any manner any rights to indemnification, advancement or reimbursement of expenses to which current and former directors, officers and managers of the Released Parties may be entitled to pursuant to the applicable Organizational Documents, (b) constitute a release of claims against Aria, Republic Services, Inc. or any other member, strategic partner or contractual counterparty of any of the Released Parties, or (c) apply to any employee or contractor of Seller or its Affiliates prior to the Closing, including, without limitation, the Transferred Employees (the “Released Claims”). This release shall only relate to those claims relating to the conduct occurring on or before the Closing Date. Effective at the Closing, Seller hereby agrees that it shall not, and shall cause its Affiliates not to, institute, pursue, solicit, encourage, or assist any Proceeding or claim in state, provincial or federal court against or adverse to the Released Parties arising from or attributable to the Released Claims.

Section 4.23    Receivables. From and after the Closing Date, (a) if Seller or any of its Affiliates receives or collects any proceeds from Acquired Receivables, Seller shall, or shall cause its Affiliate to, remit such funds to Purchaser or its designee within five (5) Business Days after receipt thereof and (b) if Purchaser or any of its Affiliates receives or collects any proceeds from accounts receivable, notes receivable or similar items of Seller that are not Acquired Receivables, Purchaser shall, or shall cause its Affiliate to, remit such funds to Seller or its designee within five (5) Business Days after the receipt thereof.

Section 4.24    Estoppel Certificate. Promptly after the date hereof, Seller shall use commercially reasonable efforts to obtain a consent and estoppel certificate with respect to each of the Leases, in form and substance reasonably acceptable to Purchaser, from the landlord and any other party to such Lease.

Section 4.25    Air Quality Permit Renewal. After the date hereof, Seller shall, or shall cause Canton Renewables to, use commercially reasonable efforts to promptly prepare and submit an application for renewal of Canton Renewables’ Title V Air Quality Renewable Operating Permit. Seller shall keep Purchaser reasonably informed of the status of the application preparation and submission.

Section 4.26    Post-Agreement Date Contracts. If Seller enters into one of the Contracts described in Schedule 4.26 after the Agreement Date (including after the Closing Date), Seller shall promptly provide Purchaser a true and correct copy of such Contract. Purchaser shall have five (5) days after receipt of such Contract to request in writing that such Contract be included as a Purchased Contract acquired by Purchaser in connection with the Transactions, and upon such request the Parties shall (a) include such Contract in the Supply Agreement and (b) supplement Schedule 1.1(a)(ii) to list such additional Purchased Contract (and, provided Seller has delivered to Purchaser a true and correct copy of such Contract, the supplement to Schedule 1.1(a)(ii) (i) shall be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement with respect to such Contract for purposes of the indemnification rights contained in this Agreement and (ii) shall cure any inaccuracy in or breach of any representation or warranty contained in this Agreement with respect to such Contract for purposes of determining whether or not the conditions set forth in ARTICLE V have been satisfied).

Section 4.27    Canton Bonds. Seller shall use commercially reasonable efforts to (a) secure an early repayment with The Bank of New York Mellon Trust Company, N.A., as trustee, of the outstanding Michigan Strategic Fund Solid Waste Facility Limited Obligation Revenue Bonds (Canton Renewables, LLC – Sauk Trail Hills Project) Series 2014 (collectively, the “Canton Loan Agreement”), (b) cause such repayment to occur no earlier than the Closing Date, and (c) upon repayment of the amounts outstanding under the Canton Loan Agreement, secure the release of any Lien associated therewith, provided that if this Agreement is terminated in accordance with ARTICLE VI prior to the Closing, any such repayment by Seller or Canton Renewables shall be promptly reimbursed by Purchaser to Seller (by wire transfer of immediately available funds to an account designated by Seller) in exchange for (i) the bonds if the bonds have not been submitted to the trustee for cancelation at the time of termination of this Agreement, or (ii) in a case other than that described in clause (i), a promissory note on substantially the same terms as the Canton Loan Agreement and executed by Seller in favor of Purchaser or its designee. Seller shall not, and shall cause Canton Renewables not to, agree to such repayment or consummate such repayment until Seller and Purchaser have agreed on the reasonable premium and fees to be paid in connection with the repayment described in this Section 4.27.

Section 4.28    Termination of Affiliate Contracts. Prior to Closing, except as otherwise agreed in writing by Purchaser, Seller shall cause to be terminated (with no ongoing Liability to Mavrix, Canton Renewables or CERF Shelby) each Contract existing between Seller or an Affiliate of Seller (excluding Mavrix, Canton Renewables and CERF Shelby), on the one hand, and any of Mavrix, Canton Renewables and CERF Shelby, on the other hand. Seller shall provide Purchaser with evidence of the termination of each such Contract prior to or at Closing.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1    Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction or waiver (if legally permissible) on or before the Closing Date of the following conditions:

(a)    Third Party Consents. Each of the third party consents and waivers set forth on Schedule 5.1(a)(i) and Schedule 5.1(a)(ii) will have been obtained and will be in full force and effect; provided that with respect to any Purchased Contract set forth on Schedule 5.1(a)(ii), Seller may satisfy the condition in this Section 5.1(a) by fully and validly assigning such Purchased Contract to Mavrix pursuant to an assignment and assumption agreement in form and substance reasonably acceptable to Purchaser that assigns such Purchased Contract to Mavrix and provides for Mavrix to assume all Liabilities and obligations required to be paid or performed on or after the Valuation Date (excluding Liabilities that result from the actual fraud, gross negligence or criminal misconduct of Seller or its Affiliates).

(b)    Governmental Consents. All filings with and other Consents of any Governmental Authority required to be made or obtained in connection with the Acquisition shall have been made or obtained and shall be in full force and effect and any waiting period (and any extension of such period) under any applicable antitrust or competition law, regulation or other legal requirement shall have expired or been terminated and any agreement with any Governmental Authority not to close the transaction shall have expired or been terminated.

(c)    No Proceedings or Orders. No Proceeding will have been commenced by any Governmental Authority against any Party seeking to restrain the Transactions, and there will not be in effect any Law or Order directing that the Transactions not be consummated or that has the effect of rendering it unlawful to consummate the Transactions.

Section 5.2    Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions also will be subject to the satisfaction or waiver (if legally permissible) by Purchaser on or before the Closing of each of the following conditions:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of Seller contained in this Agreement (other than the Fundamental Representations) shall be true and correct as of the Closing Date (or, if made as of a specified date, as of such date), except (x) for inaccuracies resulting from actions expressly permitted or expressly required to be taken by Seller under this Agreement and (y) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not reasonably be expected to have a Material Adverse Effect.

(ii)    Each of the Fundamental Representations of Seller shall be true and correct as of the Closing Date (or, if made as of a specified date, as of such date) in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein).

(b)    Agreements and Covenants. Seller shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    Absence of Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect.

(d)    Deliverables. Seller shall have delivered each of the items required to be delivered in Section 1.5.

Section 5.3    Additional Conditions to Obligations of Seller. The obligations of Seller to consummate the Transactions also will be subject to the satisfaction or waiver (if legally permissible) by Seller on or before the Closing of each of the following conditions:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of Purchaser contained in this Agreement (other than the Fundamental Representations) shall be true and correct as of the Closing Date (or, if made as of a specified date, as of such date), except (x) for inaccuracies resulting from actions expressly permitted or expressly required to be taken by Purchaser under this Agreement and (y) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not reasonably be expected to have a Material Adverse Effect on Purchaser’s ability to consummate the Transaction.

(ii)    Each of the Fundamental Representations of Purchaser shall be true and correct as of the Closing Date (or, if made as of a specified date, as of such date) in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein).

(b)    Agreements and Covenants. Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    Deliverables. Purchaser shall have delivered each of the items required to be delivered in Section 1.6.

ARTICLE VI

TERMINATION

Section 6.1    Termination.

(a)    This Agreement may be terminated at any time prior to the Closing:

(i)    by the mutual written consent of Seller and Purchaser;

(ii)    by either Seller or Purchaser if the Closing has not occurred by 5:00 p.m., Central Time, on March 31, 2017 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 6.1(a)(ii) will not be available to any Party that is in material breach of or material default under this Agreement or whose failure to fulfill any obligation under this Agreement is the principal cause of, or resulted in, the failure of the Closing to occur on or prior to the Outside Date;

(iii)    by either Seller or Purchaser in the event that any Governmental Authority issues (i) a Request for Additional Information and Documentary Material which extends the HSR Act waiting period beyond the applicable period as determined by the dates of the Parties’ respective HSR Act filings; or (ii) an Order restraining, enjoining or otherwise prohibiting the Transactions and such Order is final and non-appealable;

(iv)    by Purchaser, if Seller breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b), and (ii) has not been cured by Seller within ten (10) days after Seller’s receipt of written notice of such breach from Purchaser (provided, however, that no such cure period will be available or applicable to any such breach that by its nature cannot be cured); or

(v)    by Seller, if Purchaser breaches any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b), and (ii) has not been cured by Purchaser within ten (10) days after Purchaser’s receipt of written notice of such breach from Seller (provided, however, that no such cure period will be available or applicable to any such breach that by its nature cannot be cured).

Section 6.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 6.1, this Agreement will forthwith become void and there will be no liability on the part of any Party except that (a) this Section 6.2 and ARTICLE VIII will survive any such termination, and (b) nothing herein will be deemed to release any Party from any liability for material breach by such Party of this Agreement prior to such termination or to impair the right of any Party to seek and compel specific performance by any other Party of its obligations under this Agreement.

ARTICLE VII

INDEMNIFICATION

Section 7.1    Survival of Representations and Warranties. If the Closing occurs, (a) the representations and warranties contained in this Agreement (other than Fundamental Representations and as set forth in clauses (b) and (c)) shall survive the Closing solely for the purposes of this ARTICLE VII and continue until the date that is twelve (12) months after the Closing Date, (b) the representations and warranties of Seller contained in Section 2.9 and Section 2.11 of this Agreement shall survive the Closing solely for the purposes of this ARTICLE VII and continue until the date that is thirty (30) days after the expiration of the applicable statute of limitations, (c) the representations and warranties of Seller contained in Section 2.13 of this Agreement shall survive the Closing solely for the purposes of this ARTICLE VII and continue until the date that is four (4) years after the Closing Date, and (d) the Fundamental Representations will survive the Closing solely for the purposes of this ARTICLE VII and continue until the date that is ten (10) years after the Closing Date. The date on which representations and warranties expire pursuant to clauses (a) through (d) is referred to as the “Expiration Date”. Except in the case of actual fraud, gross negligence or criminal misconduct, neither Purchaser nor Seller nor their respective Affiliates will have any liability whatsoever with respect to any such representations, warranties and covenants after such applicable Expiration Dates; provided that if any Claim Notice in respect of a breach of any of the representations and warranties is given in good faith pursuant to this ARTICLE VII prior to the applicable Expiration Date, the claims specifically set forth in such Claim Notice will survive until such time as such claim is finally resolved. It is the express intent of the Parties that, if the applicable Expiration Date contemplated by this Section 7.1 is shorter than the statute of limitations that would otherwise have been applicable to it, then, by Contract, the applicable statute of limitations will be reduced to the shortened Expiration Date contemplated herein.

Section 7.2    Indemnification.

(a)    Subject to the limitations set forth in this ARTICLE VII, after the Closing, Purchaser and its Affiliates (including Mavrix, Canton Renewables, CERF Shelby, Eagle Point and Oklahoma), and their respective officers, directors, employees, agents, successors and assigns (the “Purchaser Indemnified Persons”) will be indemnified and held harmless by Seller for any and all liabilities, damages, costs or expenses, interest, awards, judgments, orders, fines and penalties (including reasonable attorneys’ fees and expenses related thereto) actually suffered or incurred by it (each, a “Loss” and, collectively, “Losses”), to the extent such Losses result from:

(i)    the breach of any representation or warranty made by Seller contained in the Transaction Agreements;

(ii)    the breach of any covenant or agreement by Seller contained in the Transaction Agreements;

(iii)    any Excluded Liabilities;

(iv)    any Taxes for which Seller is responsible pursuant to Section 4.7; or

(v)    the ownership, conduct or operation of the Purchased Assets or the Business prior to the Closing Date (other than as expressly provided in the Assumed Liabilities).

(b)    Subject to the limitations set forth in this ARTICLE VII, after the Closing, Seller and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns, will be indemnified and held harmless by Purchaser for any and all Losses to the extent such Losses directly result from:

(i)    the breach of any representation or warranty made by Purchaser contained in the Transaction Agreements;

(ii)    the breach of any covenant or agreement by Purchaser contained in the Transaction Agreements;

(iii)    any Assumed Liabilities;

(iv)    any Taxes for which Purchaser is responsible pursuant to Section 4.7; or

(v)    the ownership, conduct or operation of the Purchased Assets or the Business from and after the Closing Date.

Section 7.3    Limits on Indemnification.

(a)    Seller shall have no liability for Losses solely for breaches of representations and warranties set forth in ARTICLE II unless and until the aggregate amount of Losses for all claims asserted by the Indemnified Party exceeds the Basket, in which event Seller shall only pay and be liable for Losses in excess of the Basket. The foregoing limitations shall not apply to claims based upon breaches of Fundamental Representations and actual fraud, gross negligence or criminal misconduct of Seller or any of its Affiliates, with respect to which, in each case, Losses in connection therewith shall be recoverable from the first dollar and shall not be counted in determining whether the threshold set forth in the preceding sentence has been exceeded. For the sole purpose of determining any Losses with respect to any breach of any representation, warranty or covenant by Seller for purposes of indemnification under this ARTICLE VII (and not for determining whether or not any breaches of representations, warranties or covenants have occurred), any qualification or limitation of a representation, warranty or covenant by reference to materiality of matters stated therein or as to matters having or not having a “Material Adverse Effect,” “materiality” or words of similar effect shall be disregarded.

(b)    Notwithstanding anything to the contrary in this Agreement, Seller’s aggregate Liability for indemnification pursuant to subsection Section 7.2(a)(i) will not exceed $15,500,000 (the “Cap”); provided, however, that notwithstanding the foregoing the Cap will not apply with respect to (i) any claim for indemnification pursuant to Section 7.2(a)(i) based on any breach of a Fundamental Representation, for which Seller’s Liability for indemnification, together with any Liability for indemnification otherwise pursuant to Section 7.2(a)(i) in the aggregate will not exceed the Purchase Price, or (ii) actual fraud, gross negligence or criminal misconduct of Seller or any of its Affiliates.

(c)    Notwithstanding anything to the contrary in this Agreement, in no event will any Indemnified Party be entitled to recover under Section 7.2 after the applicable Expiration Date set forth in Section 7.1 unless a Claim Notice was delivered prior to such time.

(d)    Any Losses hereunder will be determined without duplication of recovery that would result from the set of facts giving rise to such Losses constituting a breach or other violation of more than one representation, warranty or covenant hereunder.

(e)    There will be no obligation to indemnify under Section 7.2 to the extent the Loss relates to any breach of representation, warranty or covenant expressly waived in writing by the Indemnified Party.

(f)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, THE PARTIES AGREE THAT THE INDEMNIFICATION OBLIGATIONS OF THE PARTIES, AND THE RECOVERY BY AN INDEMNIFIED PARTY OF ANY LOSSES SUFFERED OR INCURRED BY IT AS A RESULT OF ANY BREACH OR NONFULFILLMENT BY A PARTY OF ANY OF ITS REPRESENTATIONS, WARRANTIES, COVENANTS, AGREEMENTS OR OTHER OBLIGATIONS UNDER THIS AGREEMENT, SHALL, EXCEPT IN THE CASE OF ACTUAL FRAUD, GROSS NEGLIGENCE OR CRIMINAL MISCONDUCT, BE LIMITED TO DIRECT DAMAGES ARISING FROM SUCH BREACH OR NONFULFILLMENT AND REASONABLY FORESEEABLE BY THE PARTIES AS OF THE DATE OF THIS AGREEMENT, BUT NOT DAMAGES INDIRECTLY ARISING FROM SUCH BREACH OR NONFULFILLMENT, AND SHALL NOT INCLUDE OR APPLY TO, NOR SHALL ANY INDEMNIFIED PARTY BE ENTITLED TO RECOVER, ANY INDIRECT, SPECULATIVE, REMOTE, EXEMPLARY OR PUNITIVE DAMAGES SUFFERED OR INCURRED BY SUCH INDEMNIFIED PARTY. For purposes of the foregoing, Losses may include indirect, speculative, remote, exemplary or punitive damages to the extent (i) the injuries or losses resulting in or giving rise to such damages are incurred or suffered by a third party who is not an Affiliate of a Party, and (ii) such damages are recovered against an Indemnified Party by a Person that is a third party who is not an Affiliate of a Party. This Section 7.3(f) shall operate only to limit a Party’s liability and shall not operate to increase or expand any contractual obligation of a Party.

(g)    No Indemnified Party will be entitled to indemnification under this ARTICLE VII with respect to any Third Party Claim unless and until the final amount of recoverable Losses (if any) are determined by a final, non-appealable judgment or award, or settlement entered into in accordance with this ARTICLE VII, in each case that is binding on such Indemnified Party and the Indemnifying Party.

Section 7.4    Notice of Claims.

(a)    If (i) any third party or Governmental Authority institutes, threatens or asserts any Proceeding that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this ARTICLE VII (a “Third Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) has a claim to be indemnified by an Indemnifying Party that does not involve a Third Party Claim (a “Direct Claim”), then the Indemnified Party will promptly send to the Indemnifying Party a written notice (a “Claim Notice”) specifying (to the extent known) in reasonable detail the nature of such claim and the amount of all related Losses (the “Claim Amount”); provided, however, that any failure to give such Claim Notice or to provide any such facts or amounts will not affect the rights of the Indemnified Parties, except to the extent that such failure materially prejudices the Indemnifying Party.

(b)    In the event of a Third Party Claim, the Indemnifying Party will be entitled, but not obligated, to assume and control the defense of such Third Party Claim at its expense if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided, however, that, if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party will be entitled to retain its own counsel, as is reasonably acceptable to the Indemnifying Party, at the expense of the Indemnified Party; provided, further, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Party. If the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party will cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, if the Indemnified Party, directly or indirectly, is conducting the defense against any such Third Party Claim, the Indemnifying Party will cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. Notwithstanding the foregoing, no Indemnified Party will have any obligation to make available to the Indemnifying Party any information if making such information available would (i) jeopardize any attorney-client privilege or (ii) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which the Indemnified Party is a party) (it being understood that Indemnified Party will cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the Indemnifying Party to occur without contravening such Law, duty or agreement).

(c)    No Third Party Claim that is being defended by the Indemnifying Party in accordance with the terms of this Agreement will be settled by the Indemnifying Party without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or withheld) unless (i) the terms of the proposed settlement include as an unconditional and with-prejudice term thereof the granting by the third party to any relevant Indemnified Party a release from all Liability in respect of such Third Party Claim; (ii) there is (A) no finding or admission of any violation of Law by any Indemnified Party and (B) no finding or admission of any violation of the rights of any Person by any Indemnified Party; and (iii) the sole form of relief is monetary damages that will be paid in full by the Indemnifying Party. No Third Party Claim that is being defended by the Indemnified Party in accordance with the terms of this Agreement will be settled by the Indemnified Party without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or withheld) unless the Indemnified Party agrees to bear the Liability for such settlement.

(d)    In the event of a Direct Claim, the Indemnifying Party will have thirty (30) days from receipt of a Claim Notice to deliver a written statement objecting to the Direct Claim made in such Claim Notice explaining in reasonable detail and in good faith the basis for such objection. If the Indemnifying Party has not delivered to the Indemnified Party such written statement within such thirty (30)-day period, then (i) the Indemnifying Party will be deemed to have irrevocably waived any right to object to such Indemnification Claim and to have agreed that Losses in the amount of the applicable Claim Amount are indemnifiable hereunder, and (ii) as promptly as practicable and within five (5) Business Days following expiration of such thirty (30)-day period, the Indemnifying Party will cause the Claim Amount to be paid to the Indemnified Party by wire transfer of immediately available funds to a bank account designated in writing to the Indemnifying Party within two (2) Business Days of the expiration of such thirty (30)-day period. If not paid, the Indemnified Party may seek enforcement of the obligation with respect to the Indemnification Claim in any court of competent jurisdiction.

(e)    If an Indemnifying Party objects in writing to any Direct Claim made in any Claim Notice, the Indemnifying Party and Indemnified Party will attempt in good faith to agree upon the rights of the respective Parties with respect to each of such Direct Claim. If the Parties should so agree, a memorandum setting forth such agreement will be prepared and signed by both Parties. As promptly as practicable, and within five (5) Business Days following execution of such memorandum, the Indemnifying Party will cause the Claim Amount specified in the executed memorandum to be paid to the Indemnified Party by wire transfer of immediately available funds to a bank account designated in writing to the Indemnifying Party within two (2) Business Days following execution of such memorandum. If not paid, the Indemnified Party may seek enforcement of the obligation with respect to the Indemnification Claim in any court of competent jurisdiction.

Section 7.5    Indemnification as Exclusive Remedy; Specific Performance. Notwithstanding any other provision of this Agreement to the contrary, except in the case of actual fraud, gross negligence or criminal misconduct and except as provided in Section 1.2(c)(iv) and Section 1.3(c), the indemnification provided in this ARTICLE VII will be the sole and exclusive remedy for any claims after the Closing Date arising under or relating to this Agreement or any other Transaction Agreement. Notwithstanding the preceding sentence, each of the Parties acknowledges and agrees that the other Party would be damaged irreparably if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each of the Parties agrees that the other Party will be entitled to an injunction to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof (including the indemnification provisions hereof) in any competent court having jurisdiction over the Parties, in addition to any other remedy to which they may be entitled at Law or in equity.

Section 7.6    No Set-Off. Purchaser will not have any right to set off any unresolved indemnification claim pursuant to this ARTICLE VII against, and there will not otherwise be any right to set off or counterclaim in the event of the non-performance of any obligation to make, (a) any payment due pursuant to this Agreement, (b) any payment due under any other Transaction Agreement or (c) any payment due under the Supply Agreement or any other agreement with Seller or one of its Affiliates. Notwithstanding the foregoing, Purchaser shall have a right of set-off as provided in Section 1.3(g).

Section 7.7    Effect of Insurance; Mitigation.

(a)    The amount of any Losses for which indemnification is provided under this ARTICLE VII will be reduced by any amounts that are recovered by the Indemnified Party or any of its Affiliates from any insurance proceeds or other cash receipts or source of reimbursement that may be received by the Indemnified Party or any of its Affiliates with respect to such Losses (each such source, a “Collateral Source”), net of any reasonable out-of-pocket costs of pursuing such recovery, any premium adjustments and any self-insured retentions. The Indemnified Party will, and will cause its Affiliates to, diligently pursue all available remedies and causes of action to recover the amount of its claim as may be available from any Collateral Source.

(b)    In the event that an Indemnified Party willfully fails to use commercially reasonable efforts to mitigate Losses associated with an indemnifiable claim, the Indemnifying Party will have no liability for any portion of such Losses that reasonably could have been avoided had the Indemnified Party not willfully failed to so use commercially reasonable efforts to mitigate.

Section 7.8    Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in ARTICLE V.

Section 7.9    Tax Treatment of Indemnity Payments. Seller and Purchaser agree to treat any indemnity payment made pursuant to this ARTICLE VII as an adjustment to the Purchase Price for all applicable Tax purposes, including for U.S. federal income tax and for state tax purposes.

Section 7.10    No Contribution by the Acquired Entities. None of Mavrix, Canton Renewables or CERF Shelby will have any liability to any Indemnifying Party as a result of (a) any misrepresentation or breach of representation or warranty contained in this Agreement or any certificate, schedule, instrument, agreement or other writing delivered by or on behalf of, or in respect of, Mavrix, Canton Renewables or CERF Shelby pursuant to this Agreement, or any certificate, schedule, instrument, agreement, or other writing delivered in connection with the transactions contemplated this Agreement or (b) the breach of any covenant or agreement contained in this Agreement or any certificate, schedule, instrument, agreement, or other writing by or on behalf of, or in respect of, Mavrix, Canton Renewables or CERF Shelby pursuant to the terms of this Agreement or any certificate, schedule, instrument, agreement, or other writing delivered in connection with the transactions contemplated by this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1    Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Transaction Agreements and the Confidentiality Agreement and the documents referred to herein and therein constitute the entire agreement among the Parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, whether written or oral, between the Parties with respect to the subject matter hereof and thereof, and no Party will be liable or bound to any other party in any manner by any warranties, representations or covenants, except as specifically set forth herein or therein.

Section 8.2    Governing Law; Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Each of the Parties hereto irrevocably consents to the exclusive jurisdiction and venue of the state or federal courts of the Southern District of New York in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction, venue and such process. Each Party agrees not to commence any legal proceedings related hereto except in such courts.

Section 8.3    Waiver of Right to Jury Trial. EACH PARTY HERETO, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 8.4    Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if delivered personally, delivered by globally recognized express delivery service or electronic mail to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Parties hereto in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems and (c) in the case of electronic mail sent prior to the close of normal business hours on a Business Day, on the date of sending (or on the next Business Day if sent after the close of normal business hours or on any non-Business Day).

If to Seller or Seller Parent, to:

Clean Energy Renewable Fuels, LLC

4675 McArthur Court, Suite 800

Newport Beach, CA 92660

Attn: Nate Jensen, Vice President & General Counsel

Email: nate.jensen@cleanenergyfuels.com

With a copy to (which shall not constitute notice):

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92130

Attn: Steven G. Rowles, Esq.

Email: srowles@mofo.com

If to Purchaser or Purchaser Guarantor, to:

BP Products North America Inc.

30 South Wacker Drive

Chicago, IL 60606

Attn: Sean Reavis, Sr. Vice President Environmental Products and West Gas

Email: sean.reavis@bp.com

With a copy to (which shall not constitute notice):

BP America Inc.

201 Helios Way, Rm. 5.104

Houston, TX 77079

Attn:      Rebecca L. Batchelder

Email: rebecca.batchelder@bp.com

Section 8.5    Successors and Assigns.

(a)    This Agreement may not be assigned by any Party by operation of law or otherwise, except with the prior written consent of the other Parties; provided that Purchaser may assign its rights and obligations under this Agreement to any Affiliate of Purchaser without the prior written consent of Seller; provided, further, that no such assignment shall relieve Purchaser of its obligations hereunder.

(b)    Any attempted or purported assignment of this Agreement that does not comply with this Section 8.5 will be null and void, have no force or effect and confer no rights upon any third parties. Subject to compliance with the provisions of this Section 8.5, the provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, assigns and transferees.

Section 8.6    Expenses. Except as set forth in this Agreement, irrespective of whether the Closing is consummated, each Party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the other documents or agreements contemplated hereby.

Section 8.7    Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an agreement in writing signed by Purchaser and Seller. No waiver will be effective unless it is in writing and is signed by the Party asserted to have granted such waiver.

Section 8.8    Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable will be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the remaining provisions will be construed and enforced in all respects as if such invalid or unenforceable provision or provisions had been omitted and substituted with a provision that is valid, legal and enforceable and most closely effectuates the original intent of this Agreement. The invalidity of a particular provision in a particular jurisdiction will not invalidate such provision in any other jurisdiction.

Section 8.9    No Third Party Beneficiaries. This Agreement will be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and, except as expressly provided in Section 7.2, nothing in this Agreement, express or implied, is intended to or will confer upon any other Persons any rights or remedies hereunder.

Section 8.10    Interpretation.

(a)    As used in this Agreement, references to the Preamble or to the Recitals, Articles, Sections, subsections, clauses, Annexes, Schedules or Exhibits are to the Preamble or a Recital or Section, subsection, clause or Article of, or an Annex, Schedules or Exhibit to, this Agreement unless otherwise specified.

(b)    The various headings and subheadings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(c)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Any singular term in this Agreement will be deemed to include the plural and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.

(d)    For purposes of the provisions of this Agreement, a document or other instrument shall be deemed to have been “provided,” “furnished,” “delivered” or “made available” to Purchaser only when such document or other instrument has been uploaded onto the Data Room no later than the second (2nd) Business Day prior to the Agreement Date in a manner fully readable by Purchaser and not removed prior to the Closing.

(e)    The Schedules and Exhibits identified in this Agreement, including the Disclosure Schedule, are incorporated herein by reference and made a part of this Agreement.

Section 8.11    No Presumption Against Drafting Party. Each Party agrees that it has been represented by counsel during the negotiation and execution of this Agreement and, therefore, waives the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 8.12    Counterparts; Electronic Signature. This Agreement may be executed in two (2) or more counterparts (by original or facsimile signature), each of which will be deemed an original, but all of which together will constitute one and the same instrument. The exchange of copies of this Agreement, or any amendment hereto, any signature pages required hereunder or thereunder by facsimile or Portable Document Format (“PDF”) transmission will constitute effective execution and delivery of same as to the Parties and may be used in lieu of the original document for all purposes. Signature transmitted by facsimile or PDF will be deemed to be original signatures for all purposes.

Section 8.13    Counsel. Purchaser acknowledges that both Seller’s in-house and outside counsel (collectively, “Counsel”) represents only Seller and not the Business in the Transactions and that any advice given to or communication with Seller by Counsel to the extent it was (a) primarily related to the Transactions (and not for the general business purposes of Mavrix, Canton Renewables or CERF Shelby), and (b) given or communicated on or after May 1, 2016 (“Transaction Advice”), is not and will not be subject to any joint privilege and is and will be owned solely by Seller. Seller acknowledges that any advice given to or communication with Seller by Counsel to the extent it was (i) given or communicated prior to May 1, 2016, or (ii) for the general business purposes of Mavrix, Canton Renewables or CERF Shelby (whether given or communicated before, on or after May 1, 2016) is not subject to any joint privilege and is and will be owned solely by Mavrix, Canton Renewables or CERF Shelby, as applicable. The attorney-client privilege, attorney work-product protection and expectation of client confidence arising from Counsel’s representation of the Business prior to the Closing to the extent primarily related to the Transaction Advice, and all information and documents covered by such privilege or protection, will belong to and be controlled by Seller or Counsel and may be waived only by Seller or Counsel, and not Purchaser or the Business, and will not pass to or be claimed or used by Purchaser or the Business; provided that Purchaser, Mavrix, Canton Renewables or CERF Shelby may assert the privilege in any Proceeding against a third party. Purchaser acknowledges that Counsel have acted as counsel for Seller and that, in the event of any post-Closing matters or disputes between the parties hereto, Seller anticipates that Counsel will represent it in such matters or disputes. Purchaser consents to Counsel’s representation of Seller in any post-Closing matter or dispute in which the interests of Purchaser or the Business, on the one hand, and Seller, on the other hand, are adverse, whether or not such matter or dispute is substantially related to one in which Counsel may have previously advised the Business. Purchaser consents to the disclosure by Counsel to Seller of any information learned or documents or communications prepared by Counsel in the course of their representation of the Business prior to Closing to the extent related to the Transaction Advice (“Work Product”), whether or not such information is subject to the attorney-client privilege or Counsel’s duty of confidentiality as to the Business and whether or not such disclosure is made before or after the Closing.

Section 8.14    Parent Guaranties.

(a)    In order to induce Purchaser and Purchaser Guarantor to execute and deliver this Agreement, Seller Parent hereby absolutely, unconditionally and irrevocably guarantees in full the due, punctual and full payment of Seller’s (including its permitted designees’ and assigns’) payment obligations hereunder when due (and including in connection with any breach of any of Seller’s representations or warranties or covenants and agreements herein), subject to any and all limitations expressly provided hereunder. If Seller fails or refuses to timely pay any such obligations and liabilities, Seller Parent shall promptly pay such obligations or liabilities after any such failure or refusal, as applicable. The obligations of Seller Parent under this Section 8.14(a) shall survive the Closing and/or termination of this Agreement and continue in full force and effect thereafter.

(b)    In order to induce Seller and Seller Parent to execute and deliver this Agreement, Purchaser Guarantor hereby absolutely, unconditionally and irrevocably guarantees in full the due, punctual and full payment of Purchaser’s (including its permitted designees’ and assigns’) payment obligations hereunder (including under the Purchase Price Note) when due (and including in connection with any breach of any of Purchaser’s representations or warranties or covenants and agreements herein), subject to any and all limitations expressly provided hereunder; provided that Purchaser Guarantor’s guaranty of Purchaser’s payment obligations shall not exceed (i) $180,000,000 in the aggregate until the repayment in full of the Purchase Price Note, and (ii) $25,000,000 in the aggregate after the repayment in full of the Purchase Price Note. If Purchaser fails or refuses to timely pay any such obligations and liabilities, Purchaser Guarantor shall promptly pay such obligations or liabilities after any such failure or refusal, as applicable, subject to the aggregate limitation set forth in the immediately preceding sentence. The obligations of Purchaser Guarantor under this Section 8.14(b) shall survive the Closing and/or termination of this Agreement and continue in full force and effect thereafter.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Agreement Date.

CLEAN ENERGY RENEWABLE FUELS, LLC, a Delaware limited liability company		BP PRODUCTS NORTH AMERICA INC., a Maryland corporation

By:	/s/ Robert M. Vreeland	By:	/s/ Carey Mendes
Name:	Robert M. Vreeland	Name:	Carey Mendes
Title:	Chief Financial Officer	Title:	RBL

CLEAN ENERGY FUELS CORP., a Delaware corporation		BP CORPORATION NORTH AMERICA INC., an Indiana corporation

By:	/s/ Robert M. Vreeland	By:	/s/ Orlando Alvarez
Name:	Robert M. Vreeland	Name:	Orlando Alvarez
Title:	Chief Financial Officer	Title:	Vice President

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

ANNEX I

DEFINED TERMS

“Accounting Firm” means the Houston, Texas office of PwC, or if PwC is unwilling or unable to accept the engagement, the Houston, Texas office of an impartial nationally recognized firm of independent certified public accountants mutually acceptable to Purchaser and Seller.

“Acquired Cash” has the meaning set forth in Section 1.1(a)(vi).

“Acquired Receivables” has the meaning set forth in Section 1.1(a)(vii).

“Acquisition” means the acquisition by Purchaser of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement.

“Adjusted Acquired Cash Amount” means the amount of the Acquired Cash, reduced by (a) Seller Permitted Cash Distributions that occur between the Valuation Date and the Closing Date, (b) the Seller Closing Cash Distribution, and (c) Cash used by Seller to fund capital calls with respect to the CER-ARIA Joint Ventures.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“Annual Earn-Out Payment” has the meaning set forth in Section 1.3(b).

“Aria” means Aria Energy Operating LLC, a Delaware limited liability company.

“Assignment and Assumption Agreement” has the meaning set forth in Section 1.5(b).

“Assumed Liabilities” has the meaning set forth in Section 1.1(c).

“Basket” means $1,000,000; provided that with respect to any breach of any representation or warranty arising from an event, fact or circumstance occurring during the period between the Valuation Date and the Closing Date, the “Basket” shall be the greater of (a) $1,000,000, and (b) the Adjusted Acquired Cash Amount.

“Bill of Sale” has the meaning set forth in Section 1.5(a).

“BPEC” means BP Energy Company, a Delaware corporation.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Los Angeles, California.

“Business Employees” means Harrison Clay and Nicholas Lumpkin.

“Canton Debt Payoff Amount” means the amount actually paid by Seller or Canton Renewables in order to repay in full all indebtedness outstanding under the Canton Loan Agreement, including any interest, reasonable premium and fees in connection therewith (including reasonable attorney’s fees incurred by Seller or its Affiliates in connection with such repayment), and obtain the removal of all Liens associated with such indebtedness.

“Canton Interests” has the meaning set forth in Section 2.3(b).

“Canton Loan Agreement” has the meaning set forth in Section 4.27.

“Canton Renewables” has the meaning set forth in Recitals.

“Cap” has the meaning set forth in Section 7.3(a).

“Cash” shall be as defined in Section 1.1(a)(vi).

“CER-Aria Joint Ventures” means the Oklahoma and Eagle Point projects under development and/or construction jointly with Aria pursuant to that certain Limited Liability Company Agreement for Clean Eagle RNG, LLC, dated November 10, 2016, between Seller and Aria, and that certain Limited Liability Company Agreement for CEFARI RNG OKC, LLC, dated November 10, 2016, between Seller and Aria.

“CERF Shelby” has the meaning set forth in Recitals.

“CERF Shelby Interests” has the meaning set forth in Section 2.3(b).

“CIM” means that certain Confidential Information Memorandum of Seller, dated August 2016, as amended, modified or restated from time to time.

“Claim Amount” has the meaning set forth in Section 7.4(a).

“Claim Notice” has the meaning set forth in Section 7.4(a).

“Closing” has the meaning set forth in Section 1.4.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Date Payment” has the meaning set forth in Section 1.2(a)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 7.7(a).

“Competing Transaction” has the meaning set forth in Section 4.4.

“Confidential Information” has the meaning set forth in Section 4.20.

“Confidentiality Agreement” means that certain Amended and Restated Confidentiality Agreement, dated September 20, 2016, by and among BPEC, Purchaser and Clean Energy.

“Contract” means any contract, lease, license or other agreement that is legally binding.

“Counsel” has the meaning set forth in Section 8.13.

“D3 RIN” means RINs generated by selling cellulosic biofuel.

“Data Room” means Seller’s electronic data room (at www.intralinks.com) established in connection with the Transactions to which Purchaser and certain of its Representatives have been given access since December 14, 2016 and through the close of business on the Closing Date.

“Debt Cancellation Agreement” has the meaning set forth in Section 1.5(h).

“Direct Claim” has the meaning set forth in Section 7.4(a).

“Disclosure Schedule” has the meaning set forth in the first sentence to ARTICLE II.

“Disputed Items” has the meaning set forth in Section 1.2(c)(iv).

“DOJ” has the meaning set forth in Section 4.12(b).

“Eagle Point” has the meaning set forth in the Recitals.

“Eagle Point Interests” has the meaning set forth in Section 1.1(a)(iv).

“Eagle Point Waiver” has the meaning set forth in Section 1.5(r).

“Earn-Out Calculation” has the meaning set forth in Section 1.3(c).

“Employee Plan” has the meaning set forth in Section 2.9(a).

“Environmental Law” means all federal, state, local, tribal and foreign Laws and all binding Orders concerning public health and safety, worker health and safety, and pollution or protection of the environment, conservation of resources or natural resource damages, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, emission, labelling, testing, processing, discharge, release, threatened release, control or remediation of any Hazardous Materials.

“Environmental Permits” means all permits, licenses, registrations, approvals, exemptions or other authorizations required to be obtained pursuant to Environmental Laws for the operation of the Business as presently operated by Seller and its Subsidiaries, including applications for renewal of such permits, licenses, registrations, approvals, exemptions or other authorizations, where the application allows for continued operation under the terms of the environmental permit or the expired permit.

“ERISA” has the meaning set forth in Section 2.9(a).

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Adjusted Acquired Cash Amount” has the meaning set forth in Section 1.2(a).

“Excluded Assets” has the meaning set forth in Section 1.1(b).

“Excluded Contracts” has the meaning set forth in Section 1.1(b)(ii).

“Excluded Liabilities” has the meaning set forth in Section 1.1(d).

“Expiration Date” has the meaning set forth in Section 7.1.

“Facilities” has the meaning set forth in the Recitals.

“Final Expiration Date” has the meaning set forth in Section 7.1.

“Financial Statements” means the unaudited balance sheet, statement of income, and statement of cash flows of Mavrix, Canton Renewables and CERF Shelby at and for the fiscal year ended December 31, 2016.

“FTC” has the meaning set forth in Section 4.12(b).

“Fundamental Representation” means the representations and warranties set forth in (a) with respect to Seller, Section 2.1, Section 2.2, Section 2.3, Section 2.4(a), Section 2.20 and Section 2.23 and (b) with respect to Purchaser, Section 3.1, Section 3.2, Section 3.3(a), Section 3.5 and Section 3.6.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any United States Federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body of any of the foregoing.

“Governmental Authorization” means any consent, license, permit, approval, authorization or registration issued or granted by any Governmental Authority or pursuant to any Law; provided that any consent, approval or authorization that may be required by a Governmental Authority as a party to an agreement acting in such Governmental Authority’s proprietary capacity rather than its regulatory capacity will be deemed not to be a Governmental Authorization.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, pesticides, chromium, mercury, pollutants, contaminants, toxic chemicals and petroleum byproducts.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incremental Transfer Tax” means the excess, if any, of the Transfer Taxes resulting from the consummation of the Transactions, over the Transfer Taxes that would have resulted if the Transaction had been structured as an acquisition by Purchaser of the equity interests of Seller.

“Indemnification Claim” means a Third Party Claim or a Direct Claim.

“Indemnified Party” has the meaning set forth in Section 7.4(a).

“Indemnifying Party” has the meaning set forth in Section 7.4(a).

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications and registrations, and works of authorship, whether or not copyrightable; (c) trade secrets and confidential know-how; (d) patents and patent applications; (e) websites and internet domain name registrations; (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; and (g) all other intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to or required for the exercise of any of the foregoing.

“Interim Taxable Income” has the meaning set forth in Section 4.7(d).

“IT Assets” has the meaning set forth in Section 1.1(a)(ix).

“Knowledge” of Seller means the actual current knowledge (without independent inquiry) of the individuals set forth on Exhibit J.

“Law” means any binding Federal, state, local or foreign statute, law, ordinance, regulation, rule, code or interpretation of the same by any Governmental Authority.

“LCFS Contracts” has the meaning set forth in Schedule 1.3(b).

“LCFS Credit” means a tradable credit generated by selling natural gas and renewable natural gas the under the California Air Resources Board’s Low Carbon Fuel Standard Program.

“Leased Facilities” has the meaning set forth in Section 2.12(a).

“Leases” has the meaning set forth in Section 2.12(a).

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Liens” means all pledges, liens, mortgages, charges or security interests.

“Liquidated Claim” means a claim by or on behalf of a Purchaser Indemnified Person for indemnification under ARTICLE VII to the extent that such claim has not yet been satisfied by cash payment that is either resolved by a final and non-appealable judgment or mutually agreed upon in writing between Purchaser and Seller.

“Loss” has the meaning set forth in Section 7.2(a).

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, either individually or when aggregated with all other changes, effects, events, occurrences or states of facts, materially adverse to (a) the Subsidiaries of Seller, the Business, the Purchased Assets or Assumed Liabilities, taken as a whole, or (b) Seller’s ability to consummate the Transactions, in each case other than any change, effect, event, occurrence or state of facts resulting from: (i) conditions in the United States or foreign economies, banking or securities markets; (ii) conditions in the industry in which the Business operates in general and not specifically relating to the Business; (iii) the announcement or pendency of the Transactions (including any action or inaction by the customers, suppliers, distributors, employees or competitors of Seller or its Affiliates); (iv) any failure to meet any projections, budgets, plans or forecasts for any products contained in CIM or otherwise; (v) the undertaking, performance or observance of the obligations contemplated by this Agreement or the failure to take any action as a result of restrictions or other prohibitions set forth in this Agreement; (vi) changes in GAAP or any Law after the Agreement Date; (vii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof or (viii) any natural or man-made disaster or acts of God; provided, however, that with respect to any Person, the matters described in clauses (i), (ii) and (vii) above will be excluded only to the extent that such matters do not have a disproportionate impact on the Person and its Subsidiaries, as compared to other companies that conduct business in the countries and regions and in the industry in which the Person and its Subsidiaries conducts its business.

“Material Contract” means any of the following Contracts to which Seller or any of its Subsidiaries is a party or by which it is bound as of the Agreement Date in connection with the Business or the Purchased Assets: (a) any promissory note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument, or other Contract for money borrowed, in each case in excess of $1,000,000; (b) any Contract regarding a joint venture agreement or partnership (including the Contracts related to the CER-Aria Joint Ventures); (c) any lease agreements with annual lease payments in excess of $1,000,000; (d) any Contract that contemplates or involves (i) the payment or delivery of cash or other consideration in an amount or having a value in excess of $1,000,000 in the aggregate after the Agreement Date, or (ii) the performance of services having a value in excess of $1,000,000 in the aggregate after the Agreement Date; (e) any Contract with a Governmental Authority; (f) any Contract between Seller and any Affiliate of Seller; (g) any power of attorney of Seller that is currently effective and outstanding; (h) any material gas transportation Contract; (i) any Lease; (j) any Purchased Contract; and (k) any Contracts containing covenants presently limiting the freedom of Seller or any of its Subsidiaries to sell any products or services to any other Person, engage in any line of business, compete with any Person in any line of business or operate at or in any location or territory (but in each case, excluding confidentiality provisions).

“Mavrix” has the meaning set forth in Recitals.

“Mavrix Interests” has the meaning set forth in Section 1.1(a)(iii).

“Non-Assignable Assets” has the meaning set forth in Section 1.7(a).

“Note Purchase Price” has the meaning set forth in Section 1.2(a)(ii).

“Objection Notice” has the meaning set forth in Section 1.2(c)(iii).

“Oklahoma” has the meaning set forth in the Recitals.

“Oklahoma Interests” has the meaning set forth in Section 1.1(a)(v).

“Oklahoma Waiver” has the meaning set forth in Section 1.5(s).

“Order” means any order, writ, judgment, injunction, decree, decision, stipulation, determination or award entered by or with any Governmental Authority.

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Outside Date” has the meaning set forth in Section 6.1(a)(ii).

“Party” has the meaning set forth in the Preamble.

“PDF” has the meaning set forth in Section 8.12.

“Permitted Liens” mean any (a) liens for Taxes, assessments and other governmental charges, liens of landlords, carriers, warehousemen, mechanics or materialmen incurred in the ordinary course of business, in each case for sums not yet delinquent or for sums being contested in good faith by appropriate proceedings (which contested sums and proceedings have been disclosed to Purchaser in Section 2.6 or Section 2.20 of the Disclosure Schedule); (b) liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure statutory the performance of tendering, statutory obligations, surety and appeal bonds and other similar obligations; (c) licenses or covenants not to sue granted to customers or resellers of Seller or its Subsidiaries and (d) any general cross-license of Intellectual Property of Seller or its Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Statement” has the meaning set forth in Section 1.2(c)(i).

“Post-Valuation Date Tax Period” means any Tax period (or portion thereof) beginning after the Valuation Date.

“Pre-Valuation Date Tax Period” means any Tax period (or portion thereof) ending on or before the Valuation Date.

“Proceeding” means any action, litigation, arbitration, suit, claim, proceeding or investigation or review of any nature, civil, criminal, regulatory or otherwise, before any Governmental Authority or arbitral or mediation organization.

“Property Taxes” has the meaning set forth in Section 4.7(b).

“Purchase Price” has the meaning set forth in Section 1.2.

“Purchase Price Note” has the meaning set forth in Section 1.2(a)(ii).

“Purchased Assets” has the meaning set forth in Section 1.1(a).

“Purchased Books and Records” has the meaning set forth in Section 1.1(a)(viii).

“Purchased Contracts” has the meaning set forth in Section 1.1(a)(ii).

“Purchased Intellectual Property” has the meaning set forth in Section 1.1(a)(x).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Guarantor” has the meaning set forth in the Preamble.

“Purchaser Indemnified Persons” has the meaning set forth in Section 7.2(a).

“Release” or “Released” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, wetlands, land surface or subsurface strata or within any building, structure, facility or fixture).

“Released Claims” has the meaning set forth in Section 4.22.

“Released Parties” has the meaning set forth in Section 4.22.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, legal counsel, accountant or other representative of that Person.

“Review Period” has the meaning set forth in Section 1.2(c)(iii).

“RIN” means a tradable credit generated by selling renewable natural gas for use as a vehicle fuel under the United States Environmental Protection Agency’s Renewable Fuel Standard Program.

“RIN Contracts” has the meaning set forth in Schedule 1.3(b).

“Schedule Supplement” has the meaning set forth in Section 4.17.

“Security” has the meaning set forth in Section 2.18.

“Seller” has the meaning set forth in the Preamble.

“Seller Closing Cash Distribution” has the meaning set forth in Section 1.5.

“Seller Closing Cash Distribution Shortfall” has the meaning set forth in Section 4.17.

“Seller Debt” means, without duplication, all obligations of Seller for borrowed money and all obligations of Seller evidenced by notes, debentures, bonds or similar instruments for the payment of which Seller is responsible or liable, expressly excluding any obligations arising out of the municipal bonds issued by Canton Renewables, LLC.

“Seller Intellectual Property” means all Intellectual Property that is owned by, or licensed to, Seller and primarily used in connection with the Business.

“Seller Parent” has the meaning set forth in the Preamble.

“Seller Permitted Cash Distributions” means distributions of Cash by Seller attributable without duplication to any of (a) Cash held by Seller or its Affiliates as of December 31, 2016, as set forth in the Financial Statements, (b) payments made in the course of the operation of the Business in the ordinary course of business consistent with past practice, (c) receivables of Seller generated prior to the Valuation Date, as set forth in the Financial Statements, or (d) any positive Working Capital of the Subsidiaries of Seller as of December 31, 2016, as set forth in the Financial Statements.

“Seller Registered Intellectual Property” means all Seller Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority in any jurisdiction, including registered trademarks, domain names, and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Subsidiary” of any Person means any other Person (a) of which the first Person owns directly or indirectly more than 50% of the equity interest in the other Person or (b) of which (or in which) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is directly or indirectly owned or controlled by the first Person, by such Person with one or more of its Subsidiaries or by one or more of such Person’s other Subsidiaries or (c) in which the first Person has the contractual or other power to designate a majority of the board of directors or other governing body. For the avoidance of doubt, until the Closing, each of Mavrix, Canton Renewables and CERF Shelby is a Subsidiary of Seller.

“Subsidiary Intellectual Property” means all Intellectual Property that is owned by, or licensed to, Mavrix, Canton Renewables or CERF Shelby and primarily used in connection with the Business.

“Supply Agreement” has the meaning set forth in Section 1.5(d).

“Tax” or “Taxes” all net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding, payroll, employment, social security, workers’ compensation, unemployment, occupation, capital stock, ad valorem, value added, transfer, gains, profits, net worth, asset, transaction and other taxes of any kind, including any interest, penalties or additions to tax with respect thereto, imposed by any Taxing Authority under applicable Law.

“Taxing Authority” means any Governmental Authority having authority with respect to the determination, assessment or collection of Taxes.

“Tax Returns” means any return, certificate, declaration, notice, report, statement, election, information statement or other document filed or required to be filed with respect to Taxes, including any amendments thereof, and including any schedules and attachments thereto.

“Third Party Claim” has the meaning set forth in Section 7.4(a).

“Transaction Advice” has the meaning set forth in Section 8.13.

“Transaction Agreements” means this Agreement, the Confidentiality Agreement, Disclosure Schedule, Bill of Sale, Assignment and Assumption Agreement, Transition Services Agreement, Debt Cancellation Agreement, O&A Agreement, all schedules and exhibits thereto and all other ancillary agreements and certificates contemplated by this Agreement to be executed and delivered in connection with the Transactions and shall in no event include the Supply Agreement.

“Transactions” means the Acquisition and the other transactions expressly required to be performed by this Agreement and the other Transaction Agreements.

“Transfer Taxes” has the meaning set forth in Section 4.7(a).

“Transferred Employees” has the meaning set forth in Section 4.8(a).

“Transition Services Agreement” has the meaning set forth in Section 1.5(c).

“Valuation Date” means January 1, 2017.

“Work Product” has the meaning set forth in Section 8.13.

“Working Capital” means any current cash, plus accounts receivable, plus prepaid expenses and other current assets, minus accounts payable and accrued expenses.

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